----------------------------------
                                                        OMB APPROVAL
                                              ----------------------------------
                                              OMB Number:      3235-0145
                                              ----------------------------------
                                              Expires:        August 31, 1999
                                              Estimated average burden
                                              Hours per response.:     14.90
                                              ----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)


                                TRUEVISION, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    897872107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               ARTHUR D. CHADWICK
     CHIEF FINANCIAL OFFICER AND VICE PRESIDENT, FINANCE AND ADMINISTRATION
                             PINNACLE SYSTEMS, INC.
                            280 NORTH BERNARDO AVENUE
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 237-1600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 16, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.l(b)(3) or (4), check the following box.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No. ........................897872107                                                                         Page 2 of 2
-------------------------------------------------------------------------------------------------------------------------------
         1.               Names of Reporting Persons--Pinnacle Systems, Inc.
                          I.R.S. Identification Nos. of above persons (entities only)--94-3003809
------------------------- -----------------------------------------------------------------------------------------------------

         2.               Check the Appropriate Box if a Member of a Group (See Instructions)


                           (a)    N/A


                           (b)    N/A
------------------------- -----------------------------------------------------------------------------------------------------

         3.                SEC Use Only      .................................................................................
------------------------- -----------------------------------------------------------------------------------------------------

         4.                Source of Funds (See Instructions)      WC
------------------------- -----------------------------------------------------------------------------------------------------

         5.                Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ...............
------------------------- -----------------------------------------------------------------------------------------------------

         6.                Citizenship or Place of Organization - STATE OF CALIFORNIA
------------------------- -----------------------------------------------------------------------------------------------------

------------------------- -----------------------------------------------------------------------------------------------------

Number  of                7.     Sole Voting Power:  Approximately 831,709. (All of such shares are subject to the restrictions
Shares                           set forth in those  certain  Voting  Agreements  dated  December 16, 1998,  which are filed as
Beneficially                     Exhibit 2 to this Schedule 13D)
Owned by                  -----------------------------------------------------------------------------------------------------
Each Reporting
Person With               8.     Shared Voting Power:  0
                          -----------------------------------------------------------------------------------------------------

                          9.     Sole Dispositive Power   :  0
------------------------- -----------------------------------------------------------------------------------------------------

                          10.    Shared Dispositive Power:  0
                          -----------------------------------------------------------------------------------------------------

         11.               Aggregate Amount Beneficially Owned by Each Reporting Person.  Approximately 831,709
------------------------- -----------------------------------------------------------------------------------------------------

         12.               Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...............
------------------------- -----------------------------------------------------------------------------------------------------

         13.               Percent of Class Represented by Amount in Row (11).  6.3%..........................................
------------------------- -----------------------------------------------------------------------------------------------------

         14.               Type of Reporting Person (See Instructions) - CO
                          ....................................................................................................
                          ....................................................................................................
                          ....................................................................................................

                                                              -2-

                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

                  This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 per share, of Truevision, Inc. ("Truevision Common Stock"), a Delaware corporation ("Truevision" or "Issuer"). The principal executive offices of Truevision are located at 2500 Walsh Avenue, Santa Clara, California 95051.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The name of the corporation filing this statement is Pinnacle Systems, Inc., a California corporation ("Pinnacle" or the "Reporting Person"). The Reporting Person's principal business is as a developer of computer-based video editing products. The address of the principal executive offices of the Reporting Person is 280 North Bernardo Avenue, Mountain View, California 94043. Set forth in Schedule A is a list of each of the Reporting Person's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than the Reporting Person in which such employment is conducted.

                  During the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither the Reporting Person nor, to the Reporting Person's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of
                  Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On December 16, 1998, the Reporting Person, through its wholly-owned subsidiaries Bernardo Merger Corporation, a Delaware corporation ("Level One Merger Sub"), and Walsh Merger Corporation, a Delaware corporation ("Merger Sub" and, together with Level One Merger Sub the "Merger Subs"), agreed to acquire Issuer by means of a merger (the "Merger") pursuant to the terms of the Agreement and Plan of

                                  SCHEDULE 13D

                  Reorganization, dated as of December 16, 1998, (the "Merger Agreement"), by and among the Reporting Person, Merger Subs and Issuer, and subject to the conditions set forth therein (including approval by shareholders of Issuer). Pursuant to the Merger Agreement, Merger Sub will merge with and into Issuer and Issuer will become a wholly-owned subsidiary of Level One Merger Sub. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by this reference. The Merger is subject to the approval of the Merger Agreement by the stockholders of Issuer, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

                  As an inducement to the Reporting Person's entering into the Merger Agreement, certain shareholders of Issuer entered into voting agreements with the Reporting Person, which agreements are described in more detail in Item 6 below. Pursuant to each voting agreement, the shareholder entering into the voting agreement has granted the Reporting Person an irrevocable proxy to vote the shareholder's shares of Truevision Common Stock in favor of the Merger (the "Irrevocable Proxy"). No capital of the Reporting Person is expected to be expended by the Reporting Person in connection with the exercise of its rights with respect to the approximately 831,709 shares of Truevision Common Stock covered by the Voting Agreements described in Item 6 below. The Voting Agreement and the Irrevocable Proxy are attached hereto as Exhibit 2 and are incorporated herein by this reference.

ITEM 4.           PURPOSE OF TRANSACTION.

                  (a) - (b) As further described in Item 3 above and Item 6 below, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of the Reporting Person, with and into Issuer in a statutory merger pursuant to the provisions of the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and Issuer will continue as the Surviving Corporation and as a wholly-owned subsidiary of Level One Merger Sub, a wholly-owned subsidiary of the Reporting Person. Holders of outstanding Truevision Common Stock will receive, in exchange for each share of Truevision Common Stock held by them, 0.0313 shares of Common Stock of the Reporting Person (the "Exchange Ratio"). Outstanding options to purchase shares of Truevision Common Stock will be treated as set forth in the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by this reference.

                  As an inducement to the Reporting Person's entering into the Merger Agreement, and as further described in Item 3 above and
                  Item 6 below, each shareholder of Truevision who is a party to a voting agreement, dated as of December 16, 1998 (each a "Voting Agreement," and collectively, the "Voting Agreements"), among the parties thereto (each a "Voting Agreement Shareholder," and collectively, the "Voting Agreement

                                  SCHEDULE 13D

                  Shareholders") with the Reporting Person, has, by executing a Voting Agreement, irrevocably appointed the Reporting Person (or any nominee of the Reporting Person) as his, hers or its lawful attorney and proxy. Such proxies give the Reporting Person the limited right to vote the shares of Truevision Common Stock beneficially owned by the Voting Agreement Shareholders (including any shares of Truevision Common Stock that such shareholders acquire after the time they entered into the Voting Agreements) (collectively, the "Shares"). The names of the Voting Agreement Shareholders, the number of shares of Truevision Common Stock beneficially owned by each such shareholder and the percentage ownership of Truevision Common Stock by each such shareholder is set forth in Schedule B hereto which is hereby incorporated by this reference. A copy of the form of Voting Agreement is attached hereto as
                  Exhibit 2 and is incorporated herein by this reference.

                  The descriptions herein of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1 and 2 respectively.

                  (c)      Not applicable.

                  (d) It is anticipated that, upon consummation of the Merger, the directors and the initial officers of the Surviving Corporation shall generally be the current directors and officers of Merger Sub (each of whom is an executive officer of the Reporting Person), until their respective successors are duly elected or appointed and qualified.

                  (e) See the discussion of Merger in Item 3 above.

                  (f) Other than as a result of the Merger described in Item 3 above, not applicable.

                  (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Articles of Incorporation, except the name of the Surviving Corporation shall be "Truevision, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

                  (h) Upon consummation of the Merger, Truevision Common Stock will be de-listed from The Nasdaq Stock Market.

                  (i) Upon consummation of the Merger, Truevision Common Stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "Act"), pursuant to Section 12(g)(4) of the Act.

                                  SCHEDULE 13D

                  (j) Other than described above, the Reporting Person currently has no plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) - (b) As a result and subject to the terms of the Voting Agreements and the irrevocable proxies granted pursuant thereto, the Reporting Person has the sole power to vote an aggregate of approximately 831,709 shares of Truevision Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 6.3% of the issued and outstanding shares of Truevision Common Stock as of November 21, 1998. Other than with respect to the provisions of the Voting Agreements, the Reporting Person does not have the right to vote the Shares on any other matters. The Reporting Person does not share voting power of any additional shares of Truevision Common Stock with regard to the limited purposes set forth in Item 4 above or otherwise. The Reporting Person does not have the power to dispose or direct the disposition of any shares of Truevision Common Stock. To the knowledge of the Reporting Person, no shares of Truevision Common Stock are beneficially owned by any of the persons named in Schedule A.

                  (c) Except as described herein, the Reporting Person has not effected any transaction in Truevision Common Stock during the past 60 days and, to the Reporting Person's knowledge, none of the persons named in Schedule A has effected any transaction in Truevision Common Stock during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by shareholders of Issuer), Merger Sub will merge with and into Issuer and Issuer will become a wholly-owned subsidiary of Level One Merger Sub, a wholly-owned subsidiary of the Reporting Person. Upon consummation of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Issuer with Issuer remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of Truevision Common Stock, other than shares owned by Issuer (i.e. Issuer treasury shares), Merger Subs, the Reporting Person or any wholly-owned subsidiary of Issuer or the Reporting Person, will be converted into the right to receive

                                  SCHEDULE 13D

                  0.0313 of a share (the "Exchange Ratio") of the Reporting Person Common Stock. Outstanding options or warrants to purchase Truevision Common Stock will be treated in the manner described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement attached hereto as Exhibit 1 and incorporated herein in its entirety by reference.

                  Truevision will be obligated to make immediate payment to the Reporting Person of a breakup fee equal to $500,000 (the "Breakup Fee") if: (i) the Board of Directors of Truevision or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Reporting Person its unanimous recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) Truevision shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors in favor of the adoption and approval of the Merger Agreement and the approval of the Merger; (iii) Board of Directors fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within five
                  (5) business days after Reporting Person requests in writing that such recommendation be reaffirmed; (iv) the Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal (as defined in the Merger Agreement); (v) Truevision or any of its officers, directors, or employees or any investment banker, attorney or other advisor or representative retained by any of them shall participate in any discussions or negotiations in breach of
                  Section 5.4 of the Merger Agreement; (vi) Truevision shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; (vii) a tender or exchange offer relating to securities of Truevision shall have been commenced by a Person unaffiliated with the Reporting Person and Truevision shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Truevision recommends rejection of such tender or exchange offer or (viii) if the Issuer stockholders do not approve the Merger and the Merger Agreement. Payment of the Breakup Fee will not be in lieu of damages in the event of a breach by Truevision of the Merger Agreement.

                  The Voting Agreement Shareholders have agreed pursuant to the Voting Agreement, and have granted the Reporting Person (or any nominee thereof) an irrevocable proxy the right, at every Issuer shareholders meeting and every written consent in lieu of such meeting, to vote the shares (i) in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger and (ii) against any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than the Reporting Person and any liquidation or winding up of Issuer. The Voting Agreement Shareholders may vote their own shares

                                  SCHEDULE 13D

                  themselves on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "Expiration Date"). Each Voting Agreement Shareholder has agreed not to transfer his or her Shares prior to the Expiration Date. The terms of the Voting Agreements are more fully described in the Voting Agreement and the Irrevocable Proxy, attached hereto as Exhibit 2. Each of the Voting Agreement and the Irrevocable Proxy is incorporated herein by this reference.

                  Other than the Merger Agreement and the Voting Agreements, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  The descriptions herein of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  The following documents are filed as exhibits:

                  1. Agreement and Plan of Reorganization, dated December 16, 1998, by and among Pinnacle Systems, Inc.,
                           Bernardo Merger Corporation, Walsh Merger Corporation, and Truevision, Inc.

                  2. Voting Agreement, dated December 16, 1998, between Pinnacle Systems, Inc. and each of William W. Bregman, Louis J. Doctor, Kieth E. Sorenson, Conrad Wredberg, R. John Curson, and William H.
                           McAleer.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 23, 1998



                       PINNACLE SYSTEMS, INC.



                       By:   /s/  ARTHUR D. CHADWICK
                             ___________________________________________________
                             Arthur D. Chadwick, Chief Executive Officer and Vice President, Finance and Administration

                                                         SCHEDULE A
                                                         ----------

                                            DIRECTORS AND EXECUTIVE OFFICERS OF
                                                   PINNACLE SYSTEMS, INC.

--------------------------------------------------------------------------------------------------------------------------
                                                       Present Principal Occupation
                 Name and Title *                          and Name of Employer                   Citizenship
--------------------------------------------------------------------------------------------------------------------------

Mark L. Sanders                                     Pinnacle Systems, Inc.                            U.S.
President, Chief Executive Officer and Director

Ajay Chopra, Chairman of The Board and Vice         Pinnacle Systems, Inc.                            U.S.
President, General Manager, Desktop Products

L. Gregory Ballard                                  President and                                     U.S.
Director                                            Chief Executive Officer,
                                                    3Dfx Interactive, Inc.

John Lewis                                          Retired Chairman of The Board and                 U.S.
Director                                            Chief Executive Officer, Amdahl
                                                    Corporation

Nyal McMullin                                       Special Limited Partner,                          U.S.
Director                                            El Dorado Ventures

Glenn E. Penisten                                   General Partner                                   U.S.
Director                                             Alpha Venture Partners

Charles J. Vaughan                                  Partner                                           U.S.
Director                                            VLCO Investments

Arthur D. Chadwick                                  Pinnacle Systems, Inc.                            U.S.
Vice President, Finance and Administration and
Chief Financial Officer

Georg Blinn                                         Pinnacle Systems GmbH                            Germany
Vice President, General Manager,
Pinnacle Systems GmbH

Pat Burns                                           Pinnacle Systems, Inc.                            U.S.
Vice President, Corporate Marketing

Tavy A. Hughes                                      Pinnacle Systems, Inc.                            U.S.
Vice President, Operations
--------------------------------------------------------------------------------------------------------------------------

---------------------------
*The address for each  executive  officer or director is c/o  Pinnacle  Systems,
Inc., 280 North Bernardo Avenue, Mountain View, California 94043.

                                                         SCHEDULE A
                                                         ----------

                                                        (Continued)

--------------------------------------------------------------------------------------------------------------------------
                                                       Present Principal Occupation
                 Name and Title *                          and Name of Employer                   Citizenship
--------------------------------------------------------------------------------------------------------------------------

Kevin Hunt                                          Pinnacle Systems, Inc.                            U.S.
Vice President, Sales North America

William Loesch                                      Pinnacle Systems, Inc.                            U.S.
Vice President, General Manager,
Consumer Products

Robert Wilson                                       Pinnacle Systems, Inc.                            U.S.
Vice President, General Manager,
Broadcast Products
--------------------------------------------------------------------------------------------------------------------------

                                                            -2-

                                                         SCHEDULE B
                                                         ----------

                                                      TRUEVISION, INC.
                                               VOTING AGREEMENT SHAREHOLDERS

                                                    Shares of Truevision Beneficially
                                                             Owned by Voting            Percentage of Truevision Common
           Voting Agreement Shareholder                   Agreement Shareholder           Stock Beneficially Owned (1)
--------------------------------------------------------------------------------------------------------------------------

Walter W. Bregman (2)                                             63,850                                 *

Louis J. Doctor (3)                                              547,768                                4.0%

William H. McAleer (4)                                            17,025                                 *

Kieth E. Sorenson (5)                                             17,325                                 *

Conrad Wredberg (6)                                               22,125                                 *

R. John Curson (7)                                               163,616                                1.2%

---------------------------
*Less that 1%

(1) Applicable percentage ownership is based on 13,104,398 shares of Truevision Common Stock outstanding as of November 21, 1998, which figure was represented to the Reporting Person by Issuer in the Merger Agreement. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of Truevision Common Stock subject to options that are presently exercisable or exercisable within 60 days of December 16, 1998 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(2) Includes 47,875 shares of Truevision Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 16, 1998.

(3) Includes 59,717 shares of Truevision Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 16, 1998. Also includes 400,000 shares subject to a warrant to purchase Truevision Common Stock.

(4) Includes 14,625 shares of Truevision Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 16, 1998.

(5) Includes 17,125 shares of Truevision Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable with 60 days of December 16, 1998.

(6) Includes 19,625 shares of Truevision Common Stock issuable upon exercise of outstanding options which are presently exercisable or will be exercisable within 60 days of December 16, 1998.

(7) All of such shares of Truevision Common Stock are issuable upon exercise of outstanding options which are presently exercisable or will be exercisable within 60 days of December 16, 1998.

                                    EXHIBIT 1
                                    ---------

                      AGREEMENT AND PLAN OF REORGANIZATION

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                             PINNACLE SYSTEMS, INC.

                           BERNARDO MERGER CORPORATION

                            WALSH MERGER CORPORATION

                                       AND

                                TRUEVISION, INC.



                          Dated as of December 16, 1998

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ARTICLE I      THE MERGER....................................................1
         1.1   The Merger....................................................1
         1.2   Effective Time; Closing.......................................2
         1.3   Effect of the Merger..........................................2
         1.4   Certificate of Incorporation; Bylaws..........................2
         1.5   Directors and Officers........................................2
         1.6   Effect on Capital Stock.......................................2
         1.7   Surrender of Certificates.....................................4
         1.8   No Further Ownership Rights in Company Common Stock...........6
         1.9   Lost, Stolen or Destroyed Certificates........................6
         1.10  Tax and Accounting Consequences...............................6
         1.11  Taking of Necessary Action; Further Action....................6

ARTICLE II     REPRESENTATIONS AND WARRANTIES OF COMPANY.....................7
         2.1   Organization and Qualification; Subsidiaries..................7
         2.2   Certificate of Incorporation and Bylaws.......................7
         2.3   Capitalization................................................7
         2.4   Authority Relative to this Agreement..........................9
         2.5   No Conflict; Required Filings and Consents....................9
         2.6   Compliance; Permits; Restrictions............................10
         2.7   SEC Filings; Company Financial Statements....................11
         2.8   No Undisclosed Liabilities...................................11
         2.9   Absence of Certain Changes or Events.........................12
         2.10  Absence of Litigation........................................12
         2.11  Employee Benefit Plans.......................................12
         2.12  Labor Matters................................................16
         2.13  S-4; Proxy Statement.........................................16
         2.14  Restrictions on Business Activities..........................17
         2.15  Title to Property............................................17
         2.16  Taxes........................................................17
         2.17  Environmental Matters........................................19
         2.18  Brokers......................................................20
         2.19  Intellectual Property........................................20
         2.20  Agreements, Contracts and Commitments........................22
         2.21  Insurance....................................................23
         2.22  Opinion of Financial Advisor.................................23
         2.23  Board Approval...............................................23
         2.24  Vote Required................................................23
         2.25  State Takeover Statutes......................................24

                             TABLE OF CONTENTS
                                (continued)

                                                                            Page
                                                                            ----
         2.26  Year 2000 Compliance.........................................24

ARTICLE III    REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS.....24
         3.1   Organization and Qualification; Subsidiaries.................25
         3.2   Articles and Certificates of Incorporation and Bylaws........25
         3.3   Capitalization...............................................25
         3.4   Authority Relative to this Agreement.........................26
         3.5   No Conflict; Required Filings and Consents...................26
         3.6   SEC Filings; Parent Financial Statements.....................27
         3.7   S-4; Proxy Statement.........................................27
         3.8   Board Approval...............................................28
         3.9   Interim Operations of Merger Subs............................28
         3.10  No Ownership of Company Common Stock.........................28
         3.11  No Undisclosed Liabilities...................................28
         3.12  Absence of Certain Changes or Events.........................28
         3.13  Absence of Litigation........................................28

ARTICLE IV     CONDUCT PRIOR TO THE EFFECTIVE TIME..........................29
         4.1   Conduct of Business by Company...............................29
         4.2   Conduct of Business by Parent................................31

ARTICLE V      ADDITIONAL AGREEMENTS........................................32
         5.1   Proxy Statement/Prospectus; S-4; Other Filings...............32
         5.2   Meeting of Company Stockholders..............................33
         5.3   Confidentiality; Access to Information.......................35
         5.4   No Solicitation..............................................35
         5.5   Public Disclosure............................................37
         5.6   Reasonable Efforts; Notification.............................37
         5.7   Third Party Consents.........................................38
         5.8   Stock Options and ESPP.......................................38
         5.9   Form S-8.....................................................39
         5.10  Indemnification..............................................39
         5.11  Nasdaq Listing...............................................40
         5.12  Company Affiliate Agreement..................................40
         5.13  Regulatory Filings; Reasonable Efforts.......................40
         5.14  Noncompetition Agreements. ..................................41
         5.15  Executive Employment Agreements..............................41

                             TABLE OF CONTENTS
                                (continued)

                                                                            Page
                                                                            ----

         5.16  Open Market Purchases by Level One Merger Sub................41
         5.17  Company 401(k) Plan..........................................41
         5.18  Options and Doctor Warrant...................................42
         5.19  Scitex Voting Agreement......................................42

ARTICLE VI     CONDITIONS TO THE MERGER.....................................42
         6.1   Conditions to Obligations of Each Party to Effect
                 the Merger.................................................42
         6.2   Additional Conditions to Obligations of Company..............43
         6.3   Additional Conditions to the Obligations of Parent
                 and Merger Subs............................................43

ARTICLE VII    TERMINATION, AMENDMENT AND WAIVER............................45
         7.1   Termination..................................................45
         7.2   Notice of Termination; Effect of Termination.................47
         7.3   Fees and Expenses............................................47
         7.4   Amendment....................................................48
         7.5   Extension; Waiver............................................48

ARTICLE VIII   GENERAL PROVISIONS...........................................48
         8.1   Non-Survival of Representations and Warranties...............48
         8.2   Notices......................................................48
         8.3   Interpretation; Knowledge....................................49
         8.4   Counterparts.................................................50
         8.5   Entire Agreement; Third Party Beneficiaries..................50
         8.6   Severability.................................................50
         8.7   Other Remedies; Specific Performance.........................51
         8.8   Governing Law................................................51
         8.9   Rules of Construction........................................51
         8.10  Assignment...................................................51
         8.11  Waiver of Jury Trial.........................................51

                                INDEX OF EXHIBITS

Exhibit A                  Persons Entering Into Voting Agreements

Exhibit A-1                Form of Voting Agreement

Exhibit B                  Form of Affiliate Agreement

Exhibit C                  Form of Noncompetition Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION

         This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of December 16, 1998, among Pinnacle Systems, Inc., a California corporation ("Parent"), Bernardo Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Level One Merger Sub"), Walsh Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Level One Merger Sub ("Merger Sub" and together with Level One Merger Sub, "Merger Subs") and Truevision, Inc., a Delaware corporation ("Company").


                                    RECITALS

         A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Delaware General Corporation Law ("Delaware Law"), Parent and Company intend to enter into a business combination transaction.

         B. The Board of Directors of Company (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Company adopt and approve this Agreement and approve the Merger.

         C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of Company, who are identified on Exhibit A hereto, are entering into Voting Agreements in substantially the form attached hereto as Exhibit A-1 (the "Company Voting Agreements").

         D. The parties intend that the Merger shall constitute a taxable transaction and not a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

         NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:


                                    ARTICLE I
                                   THE MERGER

         1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation (the "Surviving Corporation").

         1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "Certificate of Merger") (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

         1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

         1.4 Certificate of Incorporation; Bylaws.

                  (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Truevision, Inc."

                  (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

         1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

         1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities:

                  (a) Conversion of Company Common Stock. Each share of Common Stock, $0.001 par value per share, of Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Sections 1.6(f) and (g)) into the right to receive the number of shares of Common Stock of Parent, together with the associated rights issued pursuant to a Preferred Shares Rights Agreement between Parent and ChaseMellon Shareholder Services, L.L.C., dated December 12, 1996, as amended (the "Parent Common Stock") equal to 0.0313 (the "Exchange Ratio") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9).

                  (b) Cancellation of Parent-Owned and Company-Held Stock. Each share of Company Common Stock held by Company or owned by Merger Sub, Level One Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

                  (c) Stock Options; Employee Stock Purchase Plans. At the Effective Time, all options to purchase Company Common Stock then outstanding under Company's Amended and Restated 1991 Director Option Plan (the "Directors' Plan") and Company's 1997 Equity Incentive Plan (the "1997 Option Plan" shall be assumed by Parent in accordance with Section 5.8 hereof. At the Effective Time, Parent, as sole stockholder of Company, shall execute a stockholder's consent approving all amendments made by Company's Board of Directors to the 1988 Incentive Stock Plan (the "1988 Option Plan" and together with the 1997 Option Plan and the Directors' Plan, the "Company Stock Option Plans") and to the options granted thereunder to Company's directors and to Mr. Louis J. Doctor and Mr. R. John Curson, if any such stock options are outstanding at that time. Immediately after Parent's execution of the stockholder's consent referenced in the preceding sentence, Parent shall assume all options to purchase Company Common Stock then outstanding under the 1988 Option Plan, including those granted to Company's directors and to Mr. Louis J. Doctor and Mr. R. John
Curson,  if any such options are  outstanding  at that time, in accordance  with
Section 5.8 hereof. Rights outstanding under Company's 1990 Employee Stock Purchase Plan (the "1990 ESPP") and under the 1998 Employee Stock Purchase Plan (the "1998 ESPP" and together with the 1990 ESPP, the "ESPP") shall be treated as set forth in Section 5.8.

                  (d) Warrants. At the Effective Time, warrants to purchase 500,000 shares of Common Stock, (the "Financing Warrants") and a warrant to purchase 400,000 shares of Common Stock (the "Doctor Warrant" and together with the Financing Warrants, the "Company Warrants"), all of which are fully exercisable, shall be assumed by Parent in accordance with the terms thereof. In this regard, Company agrees to provide the holders of Company Warrants with any and all notices required as a result of the Merger and the transactions contemplated thereby.

                  (e) Capital Stock of Merger Sub. Each share of Common Stock, $0.001 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

                  (f) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

                  (g) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Parent Common Stock for the five (5) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market ("Nasdaq") or, if Parent Common Stock is not authorized for trading on Nasdaq at such time, then on the primary exchange or quotation system on which Parent Common Stock is then quoted or traded.

         1.7 Surrender of Certificates.

                  (a) Exchange Agent. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "Exchange Agent") in the Merger.

                  (b) Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(g) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

                  (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to
Section 1.6(g) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(g) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to
Section 1.7(d) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(g) and any dividends or distributions payable pursuant to
Section 1.7(d).

                  (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(g) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

                  (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

                  (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

         1.8 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(g) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

         1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

         1.10 Tax and Accounting Consequences.

                  (a) It is intended by the parties hereto that the Merger shall constitute a taxable transaction for federal income tax purposes and not a reorganization within the meaning of Section 368 of the Code.

                  (b) It is intended by the parties hereto that the Merger shall be treated as a purchase for accounting purposes.

         1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub will take all such lawful and necessary action. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated thereby.


                                   ARTICLE II
                    REPRESENTATIONS AND WARRANTIES OF COMPANY

         Company represents and warrants to Parent and Merger Subs, subject to such exceptions as are specifically disclosed in writing in the disclosure letter (referencing the appropriate section and paragraph numbers) delivered by Company to Parent on or prior to the date of this Agreement and certified by a duly authorized officer of Company (the "Company Disclosure Letter"), as follows:

         2.1 Organization and Qualification; Subsidiaries. Each of Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Company has delivered to Parent a complete and correct list of all of Company's direct and indirect subsidiaries as of the date of this Agreement, indicating the jurisdiction of organization of each subsidiary and Company's equity interest therein. Each of Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined in Section 8.3(c)) on Company. Each of Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Company. Other than wholly-owned subsidiaries, Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

         2.2 Certificate of Incorporation and Bylaws. Company has previously furnished to Parent a complete and correct copy of the Certificate of Incorporation and Bylaws of Company and equivalent organizational documents of each of its subsidiaries, as amended to date. Such Certificate of Incorporation, Bylaws and equivalent organizational documents of each of its subsidiaries are in full force and effect. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents.

         2.3 Capitalization. The authorized capital stock of Company consists of 25,000,000 shares of Company Common Stock, $0.001 par value per share, and 2,000,000 shares of Preferred Stock, no par value per share ("Company Preferred Stock"). At the close of business on November 21, 1998, (i) 13,104,398 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in treasury by Company or by subsidiaries of Company,
(iii) 215,908 shares of Company Common Stock were available for future issuance pursuant to the ESPP, (iv) 1,688,203 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the 1988 Option Plan, (v) no shares of Company Common Stock were available for future grant under the 1988 Option Plan, (vi) 529,400 shares of Company Common Stock were reserved for issuance upon exercise of outstanding options to purchase Company Common Stock under the 1997 Option Plan,
(vii) 520,600 shares of Company Common Stock were available for future grant under the 1997 Option Plan; (viii) 120,000 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the Directors' Plan, (ix) 130,000 shares of Company Common Stock were available for future grant under the Directors' Plan and (x) 900,000 shares of Company Common Stock were reserved for issuance upon conversion of Company Warrants (as described in Section 1.6(d)). As of the date hereof, no shares of Company Preferred Stock were issued or outstanding. No change in such capitalization has occurred between November 21, 1998 and the date hereof except (x) the issuance of shares of Company Common Stock pursuant to the exercise of outstanding options or warrants or (y) the cancellation of unvested options for Common Stock held by, or the repurchase of unvested shares of Common Stock from, directors, employees, consultants or other service providers of Company pursuant to the terms of their stock option, stock purchase or stock restriction agreements. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Company or any agreement or document to which Company is a party or by which it is bound. Except as set forth in this Section 2.3, as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Company or any of its subsidiaries that obligate Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant or other right, agreement, arrangement or commitment. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any subsidiary, except the repurchase of unvested shares of Company Common Stock from directors, employees, consultants or other service providers of Company pursuant to the terms of their stock option, stock purchase or stock restriction agreements, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Company's subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Company or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Company's voting rights, charges or other encumbrances of any nature whatsoever. The Company Disclosure Letter lists for each person who held options or warrants to acquire shares of Company Common Stock as of November 21, 1998, the name of the holder of such option or warrant, the exercise price of such option or warrant, the number of shares as to which such option or warrant had vested as of November 21, 1998 for such option or warrant and whether the exercisability of such option or warrant will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration, if any. Except as contemplated by this Agreement, there are no registration rights and, to the knowledge of Company, there are no voting trusts, proxies, rights plans, antitakeover plans or other agreements or understandings to which Company is a party or by which it is bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Stockholders of Company will not be entitled to dissenters' rights under applicable state law in connection with the Merger. The Doctor Warrant is treated by the Company as a nonstatutory stock option for tax and accounting purposes.

         2.4 Authority Relative to this Agreement. Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the approval of the stockholders of Company of the Merger, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the approval and adoption of this Agreement and the approval of the Merger by holders of a majority of the outstanding shares of Company Common Stock in accordance with Delaware Law and Company's Certificate of Incorporation and Bylaws). This Agreement has been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Subs, constitutes a legal and binding obligation of Company, enforceable against Company in accordance with its terms.

         2.5 No Conflict; Required Filings and Consents.

                  (a) The execution and delivery of this Agreement by Company do not, and the performance of this Agreement by Company will not, (i) conflict with or violate the Certificate of Incorporation, Bylaws or equivalent organizational documents of Company or any of its subsidiaries, (ii) subject to obtaining the approval and adoption of Company's stockholders of this Agreement and the approval of Company's stockholders of the Merger and compliance with the requirements set forth in Section 2.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company's or any such subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) above as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Company. The Company Disclosure Letter lists all material consents, waivers and approvals under any of Company's or any of its subsidiaries' material agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

                  (b) The execution and delivery of this Agreement by Company do not, and the performance of this Agreement by Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "Governmental Entity"), except (A) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), state securities laws ("Blue Sky Laws"), the pre-merger notification requirements (the "HSR Approval") of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Delaware Law and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications,
(i) would not prevent consummation of the Merger or otherwise prevent Company from performing its obligations under this Agreement or (ii) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

         2.6 Compliance; Permits; Restrictions.

                  (a) Neither Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. To the knowledge of Company, no investigation or review by any governmental or regulatory body or authority is pending or threatened against Company or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same.

                  (b) Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are necessary for the operation of the business of Company and its subsidiaries taken as a whole (collectively, the "Company Permits"), except for those Company Permits, the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on Company. Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in compliance with the terms of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on Company.

         2.7 SEC Filings; Company Financial Statements.

                  (a) Company has made available to Parent a correct and complete copy of each material form, report, schedule, registration statement and definitive proxy statement filed by Company with the Securities and Exchange Commission ("SEC") since January 1, 1995 (the "Company SEC Reports"), which are all the material forms, reports and documents required to be filed by Company with the SEC since January 1, 1995 and prior to the date of this Agreement. The Company SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and
(B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

                  (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports, including each Company SEC Report filed after the date hereof until the Closing,
(i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Company and its subsidiaries as of the respective dates thereof and the consolidated results of Company's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Company contained in Company SEC Reports as of September 26, 1998 is hereinafter referred to as the "Company Balance Sheet."

                  (c) Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

         2.8 No Undisclosed Liabilities. Neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except (i) liabilities provided for in Company Balance Sheet, (ii) liabilities incurred since September 26, 1998 in the ordinary course of business consistent with past practices or (iii) banking, accounting, legal and printing fees and expenses associated with the Merger.

         2.9 Absence of Certain Changes or Events. Since September 26, 1998, there has not been: (i) any Material Adverse Effect on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or issuances of any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock, (iv) any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) entry by Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.19) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Company with the SEC, (vi) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

         2.10 Absence of Litigation. There are no claims, actions, suits or proceedings pending or, to the knowledge of Company, threatened against Company or any of its subsidiaries or any properties or rights of Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign. No Governmental Entity has at any time since January 1, 1997 challenged or questioned in a writing delivered to Company the legal right of Company to design, manufacture, offer or sell any of its products in the present manner or style thereof.

         2.11 Employee Benefit Plans.

                  (a) Definitions. With the exception of the definition of "Affiliate" set forth in Section 2.11(a)(i) below (which definition shall apply only to this Section 2.11), for purposes of this Agreement, the following terms shall have the meanings set forth below:

                           (i) "Affiliate" shall mean any other person or entity
under common control with Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

                           (ii)  "Company  Employee  Plan"  shall mean any plan,
program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Company or any Affiliate for the benefit of any Employee;

                           (iii)  "COBRA"  shall mean the  Consolidated  Omnibus
Budget Reconciliation Act of 1985, as amended;

                           (iv) "DOL" shall mean the Department of Labor;

                           (v)  "Employee"  shall mean any current,  former,  or
retired employee, officer, or director of Company or any Affiliate;

                           (vi) "Employee Agreement" shall mean each management,
employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar written agreement or contract between Company or any Affiliate and any Employee or consultant;

                           (vii)  "ERISA"  shall  mean the  Employee  Retirement
Income Security Act of 1974, as amended;

                           (viii) "FMLA" shall mean the Family Medical Leave Act
of 1993, as amended;

                           (ix)  "International  Employee  Plan" shall mean each
Company Employee Plan that has been adopted or maintained by Company, whether informally or formally, for the benefit of Employees outside the United States;

                           (x) "IRS" shall mean the Internal Revenue Service;

                           (xi)  "Multiemployer  Plan"  shall mean any  "Pension
Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

                           (xii) "Pension Plan" shall mean each Company Employee
Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

                  (b) Disclosure Letter. The Company Disclosure Letter contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. Company does not have any plan or commitment to establish any new Company Employee Plan, to materially modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or material Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

                  (c) Documents. Company has provided or made reasonably available to Parent: (i) correct and complete copies of all documents embodying or relating to each Company Employee Plan and each written Employee Agreement including all amendments thereto which are currently effective and written interpretations thereof; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (iv) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (v) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vi) all material written agreements and contracts relating to each currently effective Company

Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (vii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Company; (viii) all standard COBRA forms and related notices; and (ix) all registration statements prepared in connection with each Company Employee Plan and all documents comprising a prospectus prepared since January 1, 1995 in connection with each Company Employee Plan.

                  (d) Employee Plan Compliance. (i) Company has performed in all material respects all obligations required to be performed by it under, is not in material default or material violation of, and has no knowledge of any material default or material violation by any other party to each Company
Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter, or comparable letter, from the IRS with respect to each such Company Employee Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for or receive such a determination letter, or comparable letter, and make any amendments necessary to obtain a favorable determination; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no material actions, suits or claims pending, or, to the knowledge of Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vii) neither Company nor any Affiliate is subject to any material penalty or material tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code.

                  (e) Pension Plans. Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

                  (f) Multiemployer Plans. At no time has Company contributed to or been requested to contribute to any Multiemployer Plan.

                  (g) No Post-Employment Obligations. No Company Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

                  (h) Neither Company nor any Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Employees.

                  (i) Effect of Transaction

                           (i)  The   execution  of  this   Agreement   and  the
consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

                           (ii) No payment or benefit  which will or may be made
by Company or its Affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

                  (j) Employment Matters. Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees, except for amounts that are not material individually or in the aggregate; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, or to Company's knowledge threatened or reasonably anticipated claims or actions against Company under any worker's compensation policy or long-term disability policy. To Company's knowledge, no employee of Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by Company and disclosing to Company or using trade secrets or proprietary information of any other person or entity.

                  (k) International Employee Plan. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

         2.12 Labor Matters. (i) There is no litigation pending or, to the knowledge of each of Company and its respective subsidiaries, threatened, between Company or any of its subsidiaries and any of their respective employees; (ii) as of the date of this Agreement, neither Company nor any of subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Company or its subsidiaries nor does Company or its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and (iii) as of the date of this Agreement, neither Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Company or any of its subsidiaries. Neither Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act.

         2.13 S-4; Proxy Statement. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") to be filed with the SEC by Company pursuant to Section 5.1 hereof will, at the dates mailed to the stockholders of Company, at the times of the stockholder meeting of Company (the "Company Stockholders' Meeting") in connection with the transactions contemplated hereby and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, Exchange Act and the rules and regulations promulgated by the SEC thereunder. If at any time prior to the Effective Time any event relating to Company or any of its affiliates, officers or directors should be discovered by Company which is required to be set forth in an amendment to the S-4 or a supplement to the Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Subs which is contained in any of the foregoing documents.

         2.14 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries as currently conducted.

         2.15 Title to Property. Company owns no material real property. Company and each of its subsidiaries have good and defensible title to all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby. The Company Disclosure Letter lists all material real property leases to which Company or any of its subsidiaries is a party as of the date of this Agreement and each amendment thereto that is in effect as of the date of this Agreement. All material real or personal property leases pursuant to which Company or any of its subsidiaries lease from others are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default). All the plants, structures and equipment of Company and its subsidiaries, except such as may be under construction, are in good operating condition and repair, in all material respects.

         2.16 Taxes.

                  (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

                  (b) Tax Returns and Audits.

                           (i) Company and each of its subsidiaries  have timely
filed (taking into account applicable extensions) all federal and state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by Company and each of its subsidiaries with any Tax authority and are true and correct in all material respects on such Returns.

                           (ii) Company and each of its  subsidiaries  as of the
Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act ("FICA"), Taxes pursuant to the Federal Unemployment Tax Act ("FUTA") and other Taxes required to be withheld.

                           (iii) There is no Tax  deficiency  outstanding  which
has been proposed or assessed in writing against Company or any of its subsidiaries, nor has Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax other than the automatic extension arising from the filing of a Return after its due date.

                           (iv) No audit or other  examination  of any Return of
Company or any of its subsidiaries by any Tax authority is presently in progress, nor has Company or any of its subsidiaries been notified of any request for such an audit or other examination.

                           (v) No  adjustment  relating to any Returns  filed by
Company or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to Company or any of its subsidiaries or any representative thereof.

                           (vi) Neither Company nor any of its  subsidiaries has
any liability for unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to Company, other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of Company and its subsidiaries in the ordinary course of business.

                           (vii)  There  is  no  contract,  agreement,  plan  or
arrangement to which Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

                           (viii)  Neither  Company nor any of its  subsidiaries
has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Company.

                           (ix)  Except for any such  agreement  or  arrangement
solely between Company and its subsidiaries, neither Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

                           (x)  Company and its  subsidiaries  have not been and
will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

                           (xi) None of  Company's or its  subsidiaries'  assets
are tax exempt use property within the meaning of Section 168(h) of the Code.

                           (xii) The  Company  Disclosure  Letter  lists (A) any
foreign Tax holidays, (B) any intercompany transfer pricing agreements, or other arrangements that have been established by Company or any of its subsidiaries with any Tax authority and (C) any expatriate programs or policies affecting Company or any of its subsidiaries.

         2.17 Environmental Matters.

                  (a)  Hazardous  Material.  Except as would  not be  reasonably expected to have a Material Adverse Effect on Company (in any individual case or in the aggregate), no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "Hazardous Material") are present, as a result of the actions of Company or any of its subsidiaries or any affiliate of Company, or, to Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

                  (b) Hazardous Materials Activities. Except as would not be reasonably expected to have a Material Adverse Effect on Company (in any individual case or in the aggregate) (i) neither Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

                  (c) Permits. Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "Company Environmental Permits") necessary for the conduct of Company's and its subsidiaries' Hazardous Material Activities and other businesses of Company and its subsidiaries as such activities and businesses are currently being conducted, except for those Company Environmental Permits the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on Company.

                  (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against Company or any of its subsidiaries in a writing delivered to Company concerning any Company Environmental Permit Hazardous Material or any Hazardous Materials Activity of Company or any of its subsidiaries. Company is not aware of any fact or circumstance which could involve Company or any of its subsidiaries in any environmental litigation or impose upon Company any material environmental liability.

         2.18 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company.

         2.19 Intellectual Property.

                  (a) Each of Company and its subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications for such patents, trademarks, trade names, service marks and copyrights, and all patent rights, trade secrets, schematics, technology, know-how, computer software and tangible or intangible proprietary information or material or other intellectual property or proprietary rights that are used to conduct its business as currently conducted (collectively, "Intellectual Property") except where the failure to own, license or possess legally enforceable rights to use such Intellectual Property would not, individually or in the aggregate, be expected to result in a material loss of benefits or material loss to Company's business. Each of Company and its subsidiaries has taken reasonable measures to protect the proprietary nature of each material item of Intellectual Property that it considers confidential, and to maintain in confidence all material trade secrets and confidential information that it presently owns or uses.

                  (b) With respect to each material item of Intellectual Property that Company or any of its subsidiaries owns: (i) other than common law trademarks, and subject to such rights as have been granted by Company or any of its subsidiaries under non-exclusive license agreements and joint development agreements entered into by Company or any of its subsidiaries (copies of which have previously been made available or disclosed in writing to Parent), Company or its subsidiaries possesses all right, title, interest in and to such item; and (ii) such item is not subject to any outstanding judgment, order, decree, stipulation or injunction that materially interferes with the conduct of Company's or any of its subsidiaries' business as currently conducted. With respect to each item of third party Intellectual Property used by Company or any of its subsidiaries or incorporated in any existing product or service of Company or any of its subsidiaries ("Third Party Intellectual Property Rights") that is material to the business of Company or any of its subsidiaries: (i) the license, sublicense or other agreement covering such item is legal, valid, binding, enforceable and in full force and effect with respect to Company or its subsidiaries, and, to Company's knowledge, is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto; (ii) neither Company nor any of its subsidiaries is in material breach or default thereunder, and to Company's knowledge no other party to such license, sublicense or other agreement is in material breach or default thereunder, and no event has occurred which with notice or lapse of time would constitute a material breach or default by Company or any of its subsidiaries or permit termination, modification or acceleration thereunder by the other party thereto; and (iii) the underlying item of Third Party Intellectual Property is not subject to any outstanding judgment, order, decree, stipulation or injunction to which Company or any of its subsidiaries is a party or has been specifically named that materially interferes with the conduct of Company's or any of its subsidiaries' business as currently conducted.

                  (c) Neither Company nor any of its subsidiaries (i) has received notice that it has been named in any suit, action or proceeding which involves a claim of infringement or misappropriation of any Intellectual
Property right of any third party or (ii) has received any written notice alleging any such claim of infringement or misappropriation. To Company's knowledge, the manufacturing, marketing, licensing or sale of the products or performance of the service offerings of Company and its subsidiaries do not currently infringe, and have not infringed, any Intellectual Property right of any third party or to Company's knowledge any patent rights of third parties; and to the knowledge of Company, the Intellectual Property rights of Company and its subsidiaries are not being infringed by activities, products or services of any third party.

                  (d) The execution and delivery of this Agreement by Company, and the consummation of the transactions contemplated hereby, will neither cause Company nor any of its subsidiaries to be in violation or default under any material license, sublicense or agreement, nor terminate nor modify nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement, nor limit in any way Company's or any of its subsidiaries' ability to conduct its business or use or provide the use of the Intellectual Property or Third Party Intellectual Property Rights.

                  (e) All officers, employees and consultants of Company or any of its subsidiaries who have access to Intellectual Property have executed and delivered to Company or any of its subsidiaries an agreement regarding the protection of Intellectual Property and the assignment to Company or any of its subsidiaries of all Intellectual Property arising from the services performed for Company or any of its subsidiaries by such persons. To the knowledge of Company, no current or prior officers, employees or consultants of Company or any of its subsidiaries claim any ownership interest in any Intellectual Property as a result of having been involved in the development of such property while employed by or consulting to Company or any of its subsidiaries, or otherwise. All of the Intellectual Property developed by Company employees has been developed by such employees of Company or any of its subsidiaries within the scope of their employment.

         2.20 Agreements, Contracts and Commitments. Neither Company nor any of its subsidiaries is a party to or is bound by:

                  (a) any employment or consulting agreement, contract or commitment with any officer, director or member of Company's Board of Directors, other than those that are terminable by Company or any of its subsidiaries on no more than thirty days notice and which do so with no express (whether by contract or by policy) liability or financial obligation to Company;

                  (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

                  (c) any agreement of indemnification or any guaranty currently in force other than any agreement of indemnification entered into in connection with the sale or license or distribution or marketing of products or services in the ordinary course of business;

                  (d) any agreement, contract or commitment containing any covenant limiting in any respect the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

                  (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

                  (f) any material joint marketing or development agreement currently in force under which Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any material agreement pursuant to which Company or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Company or any of its subsidiaries and which may not be canceled without penalty upon notice of 90 days or less;

                  (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Company and its subsidiaries taken as a whole; or

                  (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product, service or technology except as a distributor in the normal course of business.

         Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Disclosure Letter pursuant to this Section 2.20 (any such agreement, contract or commitment, a "Company Contract") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

         2.21 Insurance. Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and its subsidiaries (collectively, the "Insurance Policies") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Company and its subsidiaries. There is no material claim by Company or any of its subsidiaries pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

         2.22 Opinion of Financial Advisor. Company has been advised in writing by its financial advisor, BancBoston Robertson Stephens, that in its opinion, as of the date of this Agreement, the aggregate merger consideration is fair to the stockholders of Company from a financial point of view.

         2.23 Board Approval. The Board of Directors of Company has, as of the date of this Agreement, (i) approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the stockholders of Company and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Company approve this Agreement and the Merger.

         2.24 Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock are entitled to vote thereon is the only vote of the holders of any class or series of Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

         2.25 State Takeover Statutes. The Board of Directors of Company has approved the Merger, this Agreement, the Company Affiliate Agreements (as defined in Section 5.12) and the Company Voting Agreements, and such approval is sufficient to render inapplicable to the Merger, this Agreement, the Company Affiliate Agreements and the Company Voting Agreements and the transactions contemplated hereby and thereby, the provisions of Section 203 of Delaware Law to the extent, if any, such Section is applicable to the Merger, this Agreement, the Company Affiliate Agreements and the Company Voting Agreements and the transactions contemplated hereby and thereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Company Affiliate Agreements and the Company Voting Agreements or the transactions contemplated hereby and thereby.

         2.26 Year 2000 Compliance. All of Company's products (including products currently under development) (i) will record, store, process, calculate and present calendar dates falling on and after (and if applicable, spans of time including) January 1, 2000, and will calculate any information dependent on or relating to such dates in the same manner, and with the same functionality, data integrity and performance, as the products record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"), (ii) will lose no functionality with respect to the introduction of records containing dates falling on or after January 1, 2000, and (iii) will be interoperable with other products used and distributed by Parent (as long as such products are Year 2000 Compliant) that may reasonably deliver records to Company's products or receive records from Company's products, or interact with Company's products, including but not limited to back-up and archived data. Except as would not reasonably be expected to have a Material Adverse Effect on Company, all of Company's Information Technology (as defined below) is Year 2000 Compliant, and will not cause an interruption in the ongoing operations of Company's business on or after January 1, 2000. For purposes of the foregoing, the term "Information Technology" shall mean and include all software, hardware, firmware, telecommunications systems, network systems, embedded systems and other systems, components and/or services that are owned or used by Company in the conduct of its business, or purchased by Company from third party suppliers.


                                   ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

         Parent and Merger Subs jointly and severally represent and warrant to Company, subject to such exceptions as are specifically disclosed in writing in the disclosure letter (referencing the appropriate section and paragraph number) delivered by Parent and Merger Subs to Company on or prior to the date of this Agreement and certified by a duly authorized officer of Parent and Merger Subs (the "Parent Disclosure Letter"), as follows:

         3.1 Organization and Qualification; Subsidiaries. Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

         3.2 Articles and Certificates of Incorporation and Bylaws. Parent has previously furnished to Company a complete and correct copy of its Articles of Incorporation and Bylaws as amended to date and each of Merger Subs has previously furnished to Company a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date. Such Articles of Incorporation and Bylaws are in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.

         3.3 Capitalization.  The authorized capital stock of Parent consists of
(i) 15,000,000 shares of Parent Common Stock , no par value, and of (ii) 5,000,000 shares of Preferred Stock, no par value per share ("Parent Preferred Stock"), 25,000 of which have been designated as Series A Participating Preferred Stock. At the close of business on November 30, 1998, (i) 10,565,332 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held in treasury by Parent or by subsidiaries of Parent, (iii) 354,098 shares of Parent Common Stock were reserved for future issuance pursuant to Parent's employee stock purchase plan, (iv) 2,251,929 shares of

Parent Common Stock were reserved for issuance upon the exercise of outstanding options ("Parent Options") to purchase Parent Common Stock and (v) 576,553 shares of Parent Common Stock were available for future grant under Parent's stock option plans. As of the date hereof, no shares of Parent Preferred Stock were issued or outstanding. The Parent Common Stock has certain associated rights issued pursuant to a Preferred Shares Rights Agreement between Parent and ChaseMellon Shareholder Services, L.L.C., dated December 12, 1996, as amended, which rights will not become detached from the Parent Common Stock or exercisable or otherwise be affected by the Merger, this Agreement or the other transactions contemplated by this Agreement. The authorized capital stock of each Level One Merger Sub and Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Subs' respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another of Parent's subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever. Except as set forth above, there are no other options, warrants or other rights to purchase any of the Parent's authorized and unissued capital stock.

         3.4 Authority Relative to this Agreement. Each of Parent and Merger Subs has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Subs and the consummation by Parent and Merger Subs of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Subs and no other corporate proceedings on the part of Parent or Merger Subs are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Parent and Merger Subs and, assuming the due authorization, execution and delivery by Company, constitutes a legal and binding obligation of Parent and Merger Subs, enforceable against Parent and Merger Subs in accordance with its terms.

         3.5 No Conflict; Required Filings and Consents.

                  (a) The execution and delivery of this Agreement by Parent and Merger Subs do not, and the performance of this Agreement by Parent and Merger Subs will not, (i) conflict with or violate the Articles of Incorporation, Bylaws or equivalent organizational documents of Parent or any of its subsidiaries, (ii) subject to compliance with the requirements set forth in
Section 3.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any such subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) above as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Parent.

                  (b) The execution and delivery of this Agreement by Parent and Merger Subs do not, and the performance of this Agreement by Parent and Merger Subs will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (A) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act and of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate or Merger as required by Delaware Law and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (i) would not prevent consummation of the Merger or otherwise prevent Parent or Merger Subs from performing their respective obligations under this Agreement or (ii) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

         3.6 SEC Filings; Parent Financial Statements.

                  (a) Parent has made available to Company a correct and complete copy of each material form, report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after January 1, 1997 (the "Parent SEC Reports"), which are all the material forms, reports and documents required to be filed by Parent with the SEC since January 1, 1997 and prior to the date of this Agreement. The Parent SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

                  (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports, including each Parent SEC Report filed after the date hereof until the Closing,
(i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet contained in the Parent SEC Reports as of September 30, 1998 is hereinafter referred to as the "Parent Balance Sheet."

                  (c) Parent has previously furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

         3.7 S-4; Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy
Statement/Prospectus will, at the dates mailed to the stockholders of Company, at the time of the Company Stockholders' Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. If at any time prior to the Effective Time any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the S-4 or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

         3.8 Board Approval. The Board of Directors of Parent has, as of the date hereof, (i) approved this Agreement and the transactions contemplated hereby and (ii) determined that the Merger is in the best interests of the stockholders of Parent and is on terms that are fair to such stockholders.

         3.9 Interim Operations of Merger Subs. Merger Subs were formed solely for the purpose of engaging in the transactions contemplated hereby, have engaged in no other business activities and have conducted their respective operations only as contemplated hereby.

         3.10 No Ownership of Company Common Stock. As of the date hereof, Parent does not own, beneficially or of record, any shares of Company Common Stock.

         3.11 No Undisclosed Liabilities. As of the date hereof, neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with

GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except (i) liabilities provided for in Parent Balance Sheet,
(ii) liabilities incurred since September 30, 1998 in the ordinary course of business consistent with past practices or (iii) banking, accounting, legal and printing fees and expenses associated with the Merger.

         3.12 Absence of Certain Changes or Events. Since September 30, 1998, there has not been any Material Adverse Effect on Parent.

         3.13 Absence of Litigation. As of the date hereof, there are no material claims, actions, suits or proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or any properties or rights of Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign.


                                   ARTICLE IV
                       CONDUCT PRIOR TO THE EFFECTIVE TIME

         4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, unless otherwise required by law or contract, Company will promptly notify Parent of any material event involving its business or operations.

         In addition, except as permitted by the terms of this Agreement, and except as provided in Section 4.1 of the Company Disclosure Letter, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

                  (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans, except for completion of the option repricing program authorized by the Board of Directors of Company prior to the date hereof;

                  (b) Grant any severance or  termination  pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan;

                  (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

                  (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

                  (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the service relationship with any employee or consultant pursuant to stock option or purchase agreements in effect on the date hereof;

                  (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance, delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of stock options or warrants therefor outstanding as of the date of this Agreement, and (ii) shares of Company Common Stock issuable to participants in the ESPP consistent with the terms thereof and (y) the granting of stock options (and the issuance of Common Stock upon exercise thereof), in the ordinary course and consistent with past practices, in an amount not to exceed options to purchase (and the issuance of Common Stock upon exercise thereof) 50,000 shares in the aggregate;

                  (g) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

                  (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Company or enter into any material joint ventures, strategic partnerships or alliances;

                  (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Company, except sales or licenses of product or inventory in the ordinary course of business consistent with past practice;

                  (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

                  (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will,"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

                  (l) Make any individual or series of related payments outside of the ordinary course of business in excess of $100,000;

                  (m) except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

                  (n) enter into any contracts, agreements or obligations relating to the distribution, sale, license or marketing by third parties of Company's products or products licensed by Company other than non-exclusive contracts, agreements or obligations entered into in the ordinary course of business consistent with past practice;

                  (o) materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

                  (p) Subject to Section 5.2(c) and Section 5.4, engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

                  (q) Agree in writing or otherwise to take any of the actions described in Section 4.1 (a) through (p) above.

         4.2 Conduct of Business by Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as permitted by the terms of this Agreement and except as provided in Section 4.2 of the Parent Disclosure Letter, without the prior written consent of Company, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do any of the following:

                  (a) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

                  (b) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement;

                  (c)  Except  as  contemplated  by  this  Agreement  (including
Section 5.16 hereof), make, effect, initiate, cause or participate in (i) any acquisition of beneficial ownership of any securities of Company or any of its subsidiaries, (ii) any acquisition of any assets of Company or any of its subsidiaries, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving Company or any of its securities, assets or subsidiaries, or (iv) any "solicitation" of "proxies" (as those terms are used in the proxy rules of the SEC) with respect to any securities of Company; or

                  (d) Agree in writing or otherwise to take any of the actions described in Section 4.2 (a) through 4.2 (c) above.


                                    ARTICLE V
                              ADDITIONAL AGREEMENTS

         5.1 Proxy Statement/Prospectus; S-4; Other Filings. As promptly as practicable after the execution of this Agreement, Company and Parent will prepare and file with the SEC the Proxy Statement/Prospectus and Parent will prepare and file with the SEC the S-4 in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the S-4 is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Proxy Statement/Prospectus or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Proxy Statement/Prospectus, the Merger or any Other Filing. Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the S-4 or any Other Filing, Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Company, such amendment or supplement.

         5.2 Meeting of Company Stockholders.

                  (a) Promptly after the date hereof, Company will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Company Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law and Company's Certificate of Incorporation and Bylaws) within 45 days after the declaration of effectiveness of the S-4, for the purpose of voting upon this Agreement and the Merger. Subject to Section 5.2(c), Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals ("Company Stockholder Vote"). Notwithstanding the anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to Company's stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company's Stockholders' Meeting. Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and subject to Section 5.2(c) that all proxies solicited by Company in connection with the Company Stockholders' Meeting are solicited, in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements. Company's obligation to call, give notice of, convene and hold the Company
Stockholders' Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Company with respect to the Merger.

                  (b) Subject to Section 5.2(c): (i) the Board of Directors of Company shall unanimously recommend that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of Company has unanimously recommended that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of Company that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

                  (c) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger, ceasing to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger, or from endorsing or recommending to its stockholders a Superior Offer (as defined below) if (i) a Superior Offer is made to Company and is not withdrawn, (ii) neither Company nor any of its representatives shall have violated any of the restrictions set forth in Section
5.4 with respect to such Superior Offer or the party making such offer (or any affiliate or associate of such party), and (iii) the Board of Directors of
Company or any committee thereof concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation, the ceasing to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger, and the endorsement or recommendation of such Superior Offer, is required in order for the Board of Directors of Company or any committee thereof to comply with its fiduciary obligations to Company's stockholders under applicable law; provided, that the Board of Directors of Company may withhold, withdraw, amend or modify its recommendation in favor of the Merger or cease to solicit from its stockholders proxies in favor of adoption and approval of this Agreement and the approval of the Merger if failure to do so would violate applicable Delaware law. Subject to applicable laws, nothing contained in this Section 5.2 shall limit Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of Company shall have been withdrawn, amended or modified). For purposes of this Agreement
"Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the fair market value of Company's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Company, on terms that the Board of Directors of Company determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to Company stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed or is not likely in the judgment of Company's Board of Directors to be obtained by such third party on a timely basis.

         5.3 Confidentiality; Access to Information.

                  (a) The parties acknowledge that Company and Parent have previously executed a Confidentiality Agreement, dated as of June 9, 1998 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

                  (b) Access to Information. Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Company, as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

         5.4 No Solicitation.

                  (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined),
(ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) subject to
Section 5.2(c), approve, endorse or recommend any Acquisition Proposal or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the approval of this Agreement by the required Company Stockholder Vote, this Agreement shall not prohibit Company from (A) furnishing nonpublic information regarding Company and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions or negotiations with, any person or group in response to a Superior Offer submitted by such person or group (and not withdrawn) if (1) neither Company nor any representative of Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4 with respect to such person or group making such Superior Offer (or any affiliate or associate of such person or group), (2) the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, Company gives Parent written notice of the identity of such person or group and of Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Company, and

(4) contemporaneously with furnishing any such nonpublic information to such person or group, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent) or (B) complying with Rules 14d- 9 and 14e-2 promulgated under the Exchange Act or other applicable law with regard to an Acquisition Proposal. Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer or director of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative (excluding non-officer employees) of Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4 by Company. In addition to the foregoing, Company shall provide Parent with at least 24 hours prior notice (or such lesser prior notice as provided to the members of Company's Board of Directors but in no event less than eight hours) of any meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to consider a Superior Offer.

         For purposes of this Agreement, "Acquisition Proposal" shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement, "Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of Company; or (C) any liquidation or dissolution of Company.

                  (b) In addition to the obligations of Company set forth in paragraph (a) of this Section 5.4, Company as promptly as practicable shall advise Parent orally and in writing of any request for non-public information which Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which Company reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Company will keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

         5.5 Public Disclosure. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or Nasdaq. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

         5.6 Reasonable Efforts; Notification.

                  (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

                  (b) Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) could not be satisfied, provided, however, that no such
notification  shall  affect  the  representations,   warranties,   covenants  or
agreements of the parties or the conditions to the obligations of the parties under this Agreement.

                  (c) Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Subs contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Parent or Merger Subs to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) could not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

         5.7 Third Party Consents. As soon as practicable following the date hereof, Parent and Company will each use all reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby or necessary to enable the surviving corporation to conduct and operate the business of Company and its subsidiaries substantially as presently conducted and as contemplated to be conducted.

         5.8 Stock Options and ESPP.

                  (a) At the Effective Time, Parent, as sole stockholder of Company, shall execute a stockholder's consent approving all amendments made by Company's Board of Directors to the 1988 Option Plan and options granted thereunder to Company's directors and to Mr. Louis J. Doctor and Mr. R. John Curson, if any such stock options are then outstanding. At the Effective Time, each outstanding option to purchase shares of Company Common Stock under Company's Directors' Plan and 1997 Option Plan, whether or not exercisable and whether or not vested, shall by virtue of the Merger and without any further action on the part of Company or the holder thereof, be assumed by Parent, and immediately after Parent's execution of the stockholder's consent, all options under the 1988 Option Plan (together with the options under the Directors' Plan and 1997 Option Plan each, a "Company Stock Option"), whether or not exercisable and whether or not vested, shall by virtue of the execution of the stockholder's consent by Parent, and without any further action on the part of the Company or the holder thereof, be assumed by Parent, in such manner (with respect to all such option assumptions) that Parent (i) is "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of Section 424 of the Code, or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be a transaction within Section 424 of the Code. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (1) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for the number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, (2) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent, and (3) except as necessary to give effect to amendments made to the 1988 Option Plan prior to the Effective Time, but approved by Company's stockholders at the Effective Time. In addition, each Restricted Stock Purchase Agreement between Company or an Affiliate and an employee of such entity shall be assumed by Parent, and the number of shares subject to such Restricted Stock Purchase Agreement will be adjusted as described above.

                  (b) It is intended that Company Stock Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such Company Stock Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.8 shall be applied consistent with such intent.

                  (c) Company shall take actions as are necessary to cause the "Purchase Date" (as such term is used in the ESPP) applicable to the then current Offering (as such term is used in the ESPP) to be the last trading day on which the Company Common Stock is traded on Nasdaq immediately prior to the Effective Time (the "Final Company Purchase Date"); provided, that such change in the Purchase Date shall be conditioned upon the consummation of the Merger. On the Final Company Purchase Date, Company shall apply the funds credited as of such date under the ESPP within each participant's payroll withholdings account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Any such shares purchased under the ESPP shall be automatically converted on the same basis as all other shares of Company Common Stock (other than shares canceled pursuant to Section 1.6 (b), except that such shares shall be converted automatically into shares of Parent Common Stock without the issuance of certificates representing issued and outstanding shares of Company Common Stock to ESPP participants.

                  (d) Notwithstanding anything to the contrary contained herein, Company shall not incur any obligations under the 1990 ESPP after February 1, 1999.

         5.9 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options and Doctor Warrant within five (5) business days of the Effective Time and to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

         5.10 Indemnification.

                  (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its present and former directors and officers in effect immediately prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under Company's Certificate of Incorporation or Bylaws as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless such modification is required by law.

                  (b) For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to use all commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Company's directors' and officers' liability insurance policy on terms substantially similar to those applicable to the current directors and officers of Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by Company for such coverage (or such coverage as is available for such 150% of such annual premium).

                  (c) The provisions of this Section 5.10 are intended to be in addition to the rights otherwise available to the Indemnified Parties by law, charter, statute, bylaw, resolution of the Board of Directors of Company or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

         5.11 Nasdaq Listing. Parent agrees to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

         5.12 Company Affiliate Agreement. Set forth in the Company Disclosure Letter is a list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (each a "Company Affiliate"). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing and validating such list. Company will use its commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit B (the "Company Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

         5.13 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

         5.14 Noncompetition Agreements. Company will use all reasonable efforts to ensure that Louis Doctor enters into a Noncompetition Agreement substantially in the form attached hereto as Exhibit C.

         5.15 Executive Employment Agreements. Pursuant to those certain Employment Agreements between Company and Mr. Louis J. Doctor and between Company and Mr. R. John Curson, both dated July 28, 1998 and effective August 4, 1998 (the "Executive Employment Agreements") and on the Closing Date, Company shall provide written notice of termination of employment to Mr. Louis J. Doctor and Mr. R. John Curson, that is not for Cause or Disability (as those terms are defined in the Executive Employment Agreements), and that is effective on the Closing Date. Commencing on the day after the last day of full-time employment with Company of Mr. Louis J. Doctor and Mr. R. John Curson, respectively, Company shall retain each as a part-time employee of Company, and shall make the required payments of Base Compensation (as defined in the Executive Employment Agreements) for the required period, continue vesting of options for the required period, continue in effect for the required period one hundred percent Company-paid coverage under Company's health insurance and group term life insurance policies (including coverage of dependents already covered), and cause the last day of such Company-paid health insurance coverage to be a "qualifying event" under Section 4980B of the Code for purposes of commencing the continuation health insurance coverage election period, all as provided under the terms of the respective Executive Employment Agreements of Mr. Louis J. Doctor and Mr. R. John Curson. At the Closing, Company or Parent shall also pay, in cash (including by check), to Mr. Louis J. Doctor and to Mr. R. John Curson, the respective amounts of bonus provided for under the applicable provisions of the Executive Employment Agreements. Parent and Company shall take such additional steps (after giving effect to Section 1.3) as may be necessary to bind themselves under the Executive Employment Agreements.

         5.16 Open Market Purchases by Level One Merger Sub. Between the date of execution of this Agreement and the Effective Time, Level One Merger Sub will purchase at least an aggregate of $10,000 but not more that $25,000 worth of shares of Company Common Stock in the open market.

         5.17 Company 401(k) Plan. At the request of Parent, Company shall take all necessary corporate action to terminate, or cause its subsidiaries to terminate, as the case may be, all 401(k) plans maintained by Company and any of its subsidiaries.

         5.18 Options and Doctor Warrant. In the event that holders of options to purchase Company Common Stock or the Doctor Warrant are required to pay federal income taxes as a result of the consummation of the Merger being treated as a taxable transaction for federal income tax purposes, Parent shall indemnify such holders for the amount of such tax; provided, however, that Parent shall only be liable for the difference between the amount of the tax paid and the amount of tax that would have been payable if the Merger had been a tax-free reorganization within the meaning of Section 368 of the

Code; and provided, further, that the indemnity contained in this section shall only apply to the extent that such options and Doctor Warrant are unexercised as of the Effective Time and are assumed by Parent as a result of and in connection with the Merger

         5.19 Scitex Voting Agreement. Company shall use best efforts to have Scitex Corporation Ltd. enter into a Company Voting Agreement prior to the mailing of the Proxy Statement/Prospectus.


                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

         6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

                  (a) Company Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Company.

                  (b) S-4 Effective; Proxy Statement. The SEC shall have declared the S-4 effective. No stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

                  (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

                  (d) Nasdaq Listing. The shares of Parent Common Stock issuable to stockholders of Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance.

         6.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

                  (a) Representations and Warranties. Each representation and warranty of Parent and Merger Subs contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except, (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent and Merger Subs, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on Parent and Merger Subs as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

                  (b) Agreements and Covenants. Parent and Merger Subs shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

                  (c) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

         6.3 Additional Conditions to the Obligations of Parent and Merger Subs. The obligations of Parent and Merger Subs to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

                  (a) Representations and Warranties. Each representation and warranty of Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Company (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on Company as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

                  (b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

                  (c) Material Adverse Effect. No Material Adverse Effect with respect to Company and its subsidiaries shall have occurred since the date of this Agreement.

                  (d) Affiliate Agreements. Each of the Company Affiliates shall have entered into the Company Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

                  (e) Noncompetition Agreements. Louis Doctor shall have entered into a Noncompetition Agreement substantially in the form attached hereto as Exhibit C and such agreement shall be in full force and effect.

                  (f) Consents. Company shall have obtained all consents, waivers and approvals contemplated by this Agreement or the Company Disclosure Letter in connection with the material agreements, contracts, licenses or leases of Company or its subsidiaries.

                  (g) Fee Limitation. Company and its subsidiaries shall not have incurred in connection with the Merger or this Agreement expenses of more than $850,000 for fees and expenses of any investment banker, broker or finder.

                  (h) Termination of Agreement. Company and Scitex Corporation Ltd. shall have amended or terminated that certain Private Placement Agreement between RasterOps and Scitex Corporation Ltd. dated as of June 7, 1993; provided, that any amendment shall be reasonably satisfactory to Parent.


                                   ARTICLE VII
                        TERMINATION, AMENDMENT AND WAIVER

         7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the stockholders of Company:

                  (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

                  (b) by either Company or Parent if the Merger shall not have been consummated by May 31, 1999 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

                  (c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

                  (d) by either Company or Parent if the required approval of the stockholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company stockholders duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by Company of this Agreement);

                  (e) by Parent if a Triggering Event (as defined below) shall have occurred;

                  (f) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the stockholders of Company) if a Termination Event (as defined below) shall have occurred;

                  (g) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then Company may not terminate this Agreement under this Section 7.1(g) for thirty days after delivery of written notice from Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty day period); or

                  (h) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(h) for thirty days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (h) if it shall have materially breached this Agreement or if such breach by Company is cured during such thirty day period).

         For the purposes of this Agreement, a "Termination Event" shall be deemed to occur if Company shall not have used commercially reasonable efforts to hold the Company Stockholders' Meeting as promptly as practicable and in any event within sixty (60) days after the S-4 is declared effective under the Securities Act.

         For the purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) Company shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) Board of Directors of Company fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within five (5) business days after Parent requests in writing that such recommendation be reaffirmed; (iv) the Board of Directors of Company or any committee thereof shall have approved or recommended any Acquisition Proposal;
(v) Company or any of its officers, directors, or employees or any investment banker, attorney or other advisor or representative retained by any of them shall participate in any discussions or negotiations in breach of Section 5.4;
(vi) Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or
(vii) a tender or exchange offer relating to securities of Company shall have been commenced by a Person unaffiliated with Parent and Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

         7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

         7.3 Fees and Expenses.

                  (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the S-4 (including financial statements and exhibits) and any amendments or supplements thereto.

                  (b)  Company  Payments.   Company  shall  pay  Parent  a  cash
termination fee of $500,000 (the "Termination Fee") upon the earlier to occur of the following events:

                           (i) the  termination  of  this  Agreement  by  Parent
pursuant to Section 7.1(e);

                           (ii) the  termination  of this  Agreement  by  Parent
pursuant to Section 7.1(d) as a result of the failure to receive the requisite vote for the approval of this Agreement and the Merger by the stockholders of Company at the Company Stockholders Meeting if, at the time of such failure, there shall have been announced or commenced an Acquisition Proposal or Company shall have executed an agreement to engage in the same and the Company Board of Directors shall not have affirmatively recommended against such Acquisition Proposal or, if the Company Board of Directors has recommended against such Acquisition Proposal, the Company Board of Directors shall have withdrawn such recommendation against such Acquisition Proposal or modified such recommendation in a manner adverse to Parent.

                  (c) The Termination Fee shall be paid no later than three business days after the date of such termination. Company acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails promptly to pay the amounts due pursuant to this Section 7.3(b) , and, in order to obtain such payment, Parent commences a suit which results in a judgment against Company for the amounts set forth in this Section 7.3(b), Company shall pay to Parent its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Wells Fargo Bank N.A. in effect on the date such payment was required to be made.

                  (d) Payment of the fee described in Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

         7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

         7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.


                                  ARTICLE VIII
                               GENERAL PROVISIONS

         8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Subs contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

         8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

                  (a)      if to Parent or Merger Subs, to:


                           Pinnacle Systems, Inc.
                           280 North Bernardo Avenue
                           Mountain View, CA  94043
                           Attention:  Chief Financial Officer
                           Telephone No.: (650) 237-1600
                           Telecopy No.:  (650) 237-1601

                           with a copy to:


                           Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                           650 Page Mill Road
                           Palo Alto, California 94304-1050
                           Attention:  Robert P. Latta, Esq./
                                       Chris F. Fennell, Esq.
                           Telephone No.: (650) 493-9300
                           Telecopy No.:  (650) 845-5000

                  (b)      if to Company, to:

                           Truevision, Inc.
                           2500 Walsh Avenue
                           Santa Clara, CA  95051
                           Attention:  Chief Financial Officer
                           Telephone No.: (408) 562-4200
                           Telecopy No.:  (408) 562-4066
                           with a copy to:

                           Cooley Godward LLP
                           975 Page Mill Road
                           Palo Alto, CA  94306-2155
                           Attention:  Lee F. Benton, Esq./
                                       Julia L. Davidson, Esq.
                           Telephone No.: (650) 843-5000
                           Telecopy No.:  (650) 849-7400

         8.3 Interpretation; Knowledge.

                  (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

                  (b) For purposes of this Agreement the term "knowledge" means with respect to a party hereto, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer, General Counsel or Controller of such party, has actual knowledge of such matter.

                  (c) For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition, results of operations or prospects of such entity and its parent (if applicable) or subsidiaries taken as a whole (provided, however, that none of the following shall be deemed, in and of itself, to be a Material Adverse
Effect: (A) a change that results from conditions affecting the U.S. economy or the world economy; (B) a change that results from conditions affecting the digital video editing industry; and (C) a delay in customer orders directly related to the announcement of the transactions contemplated by this Agreement).

                  (d) For purposes of this Agreement, the term "person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

         8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

         8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.10 and 5.15.

         8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

         8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the Northern District of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, other than issues involving the corporate governance of any of the parties hereto, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

         8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

         8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         8.11 Waiver of Jury Trial. EACH OF PARENT, COMPANY AND MERGER SUBS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUBS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                                      *****

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.


                                    PINNACLE SYSTEMS, INC.


                                    By: /s/ MARK L. SANDERS
                                       -----------------------------------------
                                    Name:  Mark L. Sanders
                                    Title: President and Chief Executive Officer


                                    BERNARDO MERGER CORPORATION


                                    By: /s/ MARK L. SANDERS
                                       -----------------------------------------
                                    Name:  Mark L. Sanders
                                    Title: President and Chief Executive Officer


                                    WALSH MERGER CORPORATION


                                    By: /s/ MARK L. SANDERS
                                       -----------------------------------------
                                    Name:  Mark L. Sanders
                                    Title: President and Chief Executive Officer


                                    TRUEVISION, INC.


                                    By:  /s/ LOUIS J. DOCTOR
                                       -----------------------------------------
                                    Name: Louis J. Doctor
                                    Title: President and Chief Executive Officer



                           **** MERGER AGREEMENT ****

                                    EXHIBIT A

                     Persons Entering Into Voting Agreements

Directors

         Walter W. Bregman
         Louis J. Doctor
         William H. McAleer
         Kieth E. Sorenson
         Conrad J. Wredberg


Executive Officers

         R. John Curson


Other Affiliates

         Scitex Corporation Ltd. (subject to Section 5.19)

                                   EXHIBIT A-1

                            Form of Voting Agreement

                                                                     EXHIBIT A-1

                                VOTING AGREEMENT

         This Voting Agreement ("Agreement") is made and entered into as of December 16, 1998 between Pinnacle Systems, Inc., a California corporation ("Parent"), and the undersigned stockholder ("Stockholder") of Truevision, Inc., a Delaware corporation (the "Company").


                                    Recitals

         A. Concurrently with the execution of this Agreement, Parent, the Company, Bernardo Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Level One Merger Sub") and Walsh Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Level One Merger Sub ("Merger Sub", and together with Level One Merger Sub, "Merger Subs") have entered into an Agreement and Plan of Reorganization of even date herewith (the "Merger Agreement") which provides for the merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, shares of Common Stock of the Company will be converted into Common Stock of Parent in the manner set forth in the Merger Agreement.

         B. The Stockholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding Common Stock of the Company as is indicated on the final page of this Agreement (the "Shares").

         C. Parent desires the Stockholder to agree, and the Stockholder is willing to agree, not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of the Company acquired hereafter and prior to the Expiration Date (as defined in Section 1.1 below, except as otherwise permitted hereby), and to vote the Shares and any other such shares of capital stock of the Company so as to facilitate consummation of the Merger.

         NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, the parties agree as follows:

         1.       Agreement to Retain Shares.

                  1.1 Transfer and Encumbrance. Stockholder agrees not to transfer (except as may be specifically required by court order), sell, exchange, pledge or otherwise dispose of or encumber any of the Shares or any New Shares as defined in Section 1.2 below, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date as the Merger Agreement shall be terminated pursuant to Article VII thereof.

                  1.2 Additional Purchases. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

         2. Agreement to Vote Shares. At every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the Stockholders of the Company with respect to any of the following, Stockholder shall vote the Shares and any New Shares: (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger; and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than with Parent and its affiliates and against any liquidation or winding up of the Company (each of the foregoing is hereinafter referred to as an "Opposing Proposal"). Stockholder agrees not to take any actions contrary to Stockholder's obligations under this Agreement.

         3. Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable, with the total number of shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder set forth therein.

         4. Representations, Warranties and Covenants of the Stockholder. Stockholder hereby represents, warrants and covenants to Parent as follows:

                  4.1 Ownership of Shares. Stockholder (i) is the beneficial owner of the Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of the Company other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law); and
(iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

                  4.2 No Proxy Solicitations. Stockholder will not, and will not permit any entity under Stockholder's control to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, except as permitted in accordance with Article V of the Merger Agreement; (ii) initiate a Stockholders' vote or action by written consent of the Company Stockholders with respect to an Opposing Proposal; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Opposing Proposal.

         5. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent and Stockholder, as the case may be, to carry out the intent of this Agreement.

         6. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

         7. Miscellaneous.

                  7.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  7.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, either this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

                  7.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                  7.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

                  7.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, fascimile, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

                  If to Parent:           Pinnacle Systems, Inc.
                                          280 N. Bernardo Avenue
                                          Mountain View, CA 94043
                                          Attention:  Chief Financial Officer
                                          Facsimile Number: (650) 237-1601

                  With a copy to:         Wilson Sonsini Goodrich & Rosati
                                          650 Page Mill Road
                                          Palo Alto, California 94304
                                          Attn: Robert P. Latta, Esq./
                                                Chris F. Fennell, Esq.

                  If to the Stockholder:  At the address provided on Signature
                                          Page

                  With a copy to:         Cooley Godward LLP
                                          Five Palo Alto Square
                                          Palo Alto, CA 94306
                                          Attn: Lee F. Benton, Esq./
                                          Julia L. Davidson, Esq.

or to such other address or facsimile numbers as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address or facsimile number shall only be effective upon receipt.

                  7.6 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California.

                  7.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

                  7.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                  7.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.


                   [Balance of Page Left Intentionally Blank]

         IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.


                                    PINNACLE SYSTEMS, INC.


                                    By: ________________________________________
                                    Name:  Mark L. Sanders
                                    Title: President and Chief Executive Officer



                                    STOCKHOLDER



                                    ____________________________________________
                                    Name:

                                    Stockholder's Address for Notice:

                                    ____________________________________________

                                    ____________________________________________

                                    ____________________________________________
                                    Facsimile Number:


                                    Shares beneficially owned:

                                    _________________ shares of Common Stock


                    ***SIGNATURE PAGE FOR VOTING AGREEMENT***

                                    Exhibit A

                                IRREVOCABLE PROXY

         The undersigned Stockholder of Truevision, Inc., a Delaware corporation ("Company"), hereby irrevocably appoints the directors on the Board of Directors of Pinnacle Systems, Inc., a California corporation ("Parent"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the shares of capital stock of Company beneficially owned by the undersigned, which shares are listed on the final page of this Proxy, and (ii) any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement and Plan of Reorganization dated as of December 16, 1998 (the "Merger Agreement"), among Parent, Bernardo Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Level One Merger Sub"), Walsh Merger Corporation, a Delaware corporation and a wholly-owned subisidary of Level One Merger Sub ("Merger Sub" and together with Level One Merger Sub, "Merger Subs") and Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. (The shares of capital stock of Company referred to in clauses (i) and (ii) above are collectively referred to as the "Shares"). Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked and no subsequent proxies will be given.

         This Proxy is irrevocable, is granted pursuant to the Voting Agreement dated as of December 16, 1998 between Parent and the undersigned Stockholder (the "Voting Agreement"), and is granted in consideration of Parent entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of Company stockholders, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any proposal made in opposition to or competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization of Company with any party other than Parent and its affiliates and against any liquidation or winding up of Company.

         The attorneys and proxies named above may only exercise this Proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the Stockholders of Company and in every written consent in lieu of such meeting, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any merger, consolidation, sale of assets, reorganization or recapitalization of Company with any party other than Parent and its affiliates, and against any liquidation or winding up of Company, and may not exercise this Proxy on any other matter. The undersigned Stockholder may vote the Shares on all other matters.

         Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This Proxy is irrevocable.


Dated: December __, 1998


         Signature of Stockholder: _____________________________________________

         Print Name of Stockholder: ____________________________________________

         Shares beneficially owned:

         ___________________ shares of Common Stock


***PROXY***

                                    EXHIBIT B

                           Form of Affiliate Agreement

                                                                       EXHIBIT B

                                TRUEVISION, INC.

                               AFFILIATE AGREEMENT

         This AFFILIATE AGREEMENT (the "Agreement") is made and entered into as of December 16,1998, between Pinnacle Systems, Inc., a California corporation (the "Parent"), and the undersigned stockholder (the "Affiliate") of Truevision, Inc., a Delaware corporation (the "Company").


                                    Recitals

         A. The Parent, the Company, Bernardo Merger Corporation, a Delaware corporation ("Level One Sub") and Walsh Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Level One Merger Sub ("Merger Sub", and together with Level One Merger Sub, "Merger Subs"), have entered into an Agreement and Plan of Reorganization (the "Merger Agreement") dated as of December 16, 1998 pursuant to which Merger Sub will merge with and into the Company (the "Merger"), and the Company will become a subsidiary of Parent (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement);

         B. Pursuant to the Merger, at the Effective Time, outstanding shares of Company Common Stock, including any shares owned by Affiliate, will be converted into the right to receive shares of Parent Common Stock;

         C. The execution and delivery of this Agreement by the Affiliate is a material inducement to Parent to enter into the Merger Agreement;

         D. The Affiliate has been advised that Affiliate may be deemed to be an "affiliate" of the Company, as the term "affiliate" is used for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission"), as amended, although nothing contained herein shall be construed as an admission by Affiliate that Affiliate is in fact an "affiliate" of the Company.

                                    Agreement

         NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

         1. Compliance with Rule 145 and the Securities Act.

                  (a) The Affiliate has been advised that (i) the issuance of shares of Parent Common Stock in connection with the Merger is expected to be effected pursuant to a Registration Statement on Form S-4 to be filed with the Commission to register the shares of Parent Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), and as such will not be deemed "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act, and resale of such shares will not be subject to any restrictions other than as set forth in Rule 145 under the Securities Act (which will not apply if such shares are otherwise transferred pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration), and (ii) the Affiliate may be deemed to be an "affiliate" of the Company within the meaning of the Securities Act and, in particular, Rule 145 promulgated thereunder. Affiliate accordingly agrees not to sell, transfer, or otherwise dispose of any Parent Common Stock issued to the Affiliate in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act; (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act; or (iii) the Affiliate delivers to Parent a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such sale, transfer, or other disposition is otherwise exempt from registration under the Securities Act. In connection with the obligations of the Affiliate hereunder, Parent agrees to file all reports required under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to satisfy the requirements of Rule 144(c) as long as the Affiliate shall be subject to the requirements of Rule 145.

                  (b) Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received by Affiliate pursuant to the Merger, and there will be placed on the certificates representing such Common Stock, or any substitutions therefor, a legend stating in substance:

         "The shares represented by this certificate were issued in a transaction to which Rule 145 applies and may only be transferred in conformity with Rule 145(d), pursuant to an effective registration statement under the Securities Act of 1933, as amended, or in accordance with a written opinion of counsel, reasonably acceptable to the issuer in form and substance, that such transfer is exempt from registration under the Securities Act of 1933, as amended."

         The foregoing legend shall be removed (by delivery of a substitute certificate without such legend) if the Affiliate delivers to Parent (i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate will be issued in the name of the transferee) or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

         2. Share Ownership. The Affiliate is the beneficial owner of that number of shares of Company Common Stock (including shares issuable upon exercise of stock options and warrants) as set forth on the signature page hereto (the "Company Securities"). Except for the Company Securities, the Affiliate does not beneficially own any shares of Company Common Stock or any other equity securities of the Company or any options, warrants, or other rights to acquire any equity securities of the Company.

         3. Miscellaneous.

                  (a) For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  (b) This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

                  (c) This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of California.

                  (d) If a court of competent jurisdiction determines that any provision of this Agreement is not enforceable or enforceable only if limited in time or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

                  (e) Counsel to the parties to the Merger Agreement shall be entitled to rely upon this Agreement as appropriate.

                  (f) This Agreement shall not be modified or amended, or any right hereunder waived or any obligation excused, except by a written agreement signed by both parties.


                [Remainder of this page intentionally left blank]

         IN WITNESS WHEREOF, the parties have executed this Affiliate Agreement as of the date set forth on the first page of this Affiliate Agreement.


                                 PINNACLE SYSTEMS, INC.


                                 By: ________________________________________
                                 Name: Mark L. Sanders
                                 Title: President and Chief Executive Officer


                                 AFFILIATE


                                 ____________________________________________
                                 Name:
                                 Title:


                                 Company shares beneficially owned:

                                 _______________ shares of Common Stock

                                 Company shares subject to outstanding options:

                                 _______________ shares of Common Stock

                                 Company shares subject to outstanding warrants:

                                 _______________ shares of Common Stock


                   ***SIGNATURE PAGE TO AFFILIATE AGREEMENT***

                                    EXHIBIT C

                        Form of Noncompetition Agreement

                                                                       EXHIBIT C

                            NONCOMPETITION AGREEMENT

         This NONCOMPETITION AGREEMENT is being executed and delivered as of December 16, 1998 by Louis J. Doctor ("Stockholder") in favor of and for the benefit of Pinnacle Systems, Inc., a California corporation ("Parent"), and Truevision, Inc., a Delaware corporation (the "Company").


                                    Recitals

         A. As an employee and stockholder and/or optionholder of the Company, Stockholder has obtained and will obtain extensive and valuable knowledge and information concerning the business of the Company (including confidential information relating to the Company and its operations, assets, contracts, customers, personnel, plans and prospects).

         B. Contemporaneously with the execution and delivery of this Noncompetition Agreement, the Parent, the Company, Bernardo Merger Corporation, a Delaware corporation ("Level One Sub") and Walsh Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Level One Merger Sub ("Merger Sub", and together with Level One Merger Sub, "Merger Subs"), will enter into an Agreement and Plan of Reorganization (the "Merger Agreement") dated as of December 16, 1998 pursuant to which Merger Sub will merge with and into the Company (the "Merger"), and the Company will become a subsidiary of Parent (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement)

         C. In connection with the Merger (and as a condition to entering into the Reorganization Agreement and consummating the Merger), and to more fully secure unto Parent the benefits of the Merger, Parent has requested that Stockholder enter into this Noncompetition Agreement; and Stockholder is entering into this Noncompetition Agreement in order to induce Parent to enter into the Reorganization Agreement and consummate the Merger.

         D. The Company has conducted, is conducting and will continue to conduct its businesses on a worldwide basis.


                                    Agreement

         In order to induce Parent to enter into the Reorganization Agreement and consummate the Merger, and in consideration of the issuance and delivery to Stockholder of shares of common stock of Parent pursuant to the Reorganization Agreement, Stockholder agrees as follows:

         1. ACKNOWLEDGMENTS BY STOCKHOLDER. Stockholder acknowledges that the promises and restrictive covenants that Stockholder is providing in this Noncompetition Agreement are reasonable and necessary to the protection of Parent's legitimate interests in its acquisition of the Company (including the Company's goodwill) pursuant to the Reorganization Agreement. Stockholder acknowledges that, in connection with the consummation of the Merger, all of the Stockholder's shares of stock of the Company will be exchanged for shares of common stock of Parent.

         2.  NONCOMPETITION.  During the Restriction  Period (as defined below),
Stockholder shall not (other than in connection with employment with the Company, Parent, their successors, or assigns):

                  (a) engage in the development, design, manufacture or marketing in the market of computer-based digital video products for or on behalf of Avid Technology, Inc., Digital Processing Systems, Inc., Fast Multimedia, Inc., Matrox, Inc., Media 100 Inc., Radius Inc., Chyron Corporation, Matsushita Electric Industrial Co. Ltd., Quantel Ltd. (a division of Carlton Communications Plc), Scitex Video (a division of Carlton Corporation Ltd.), Sony Corporation, and any entity that engages in the market of computer-based digital video products.

                  (b) be or become an officer, director, stockholder, owner, affiliate, salesperson, co-owner, partner, trustee, promoter, technician, engineer, analyst, employee, agent, representative, supplier, consultant, advisor or manager of or to, or otherwise acquire or hold any interest in, any person or entity that competes in the market for computer-based digital video products for or on behalf of Avid Technology, Inc., Digital Processing Systems, Inc., Fast Multimedia, Inc., Matrox, Inc., Media 100 Inc., Radius Inc., Chyron Corporation, Matsushita Electric Industrial Co. Ltd., Quantel Ltd. (a division of Carlton Communications Plc), Scitex Video (a division of Carlton Corporation Ltd.), Sony Corporation, and any entity that engages in the market of computer-based digital video products; or

                  (c) provide any service (as an employee, consultant or otherwise), support, product or technology to any person or entity, if such service, support, product or technology involves or relates to computer-based digital video products for or on behalf of Avid Technology, Inc., Digital Processing Systems, Inc., Fast Multimedia, Inc., Matrox, Inc., Media 100 Inc., Radius Inc., Chyron Corporation, Matsushita Electric Industrial Co. Ltd., Quantel Ltd. (a division of Carlton Communications Plc), Scitex Video (a division of Carlton Corporation Ltd.), Sony Corporation and any entity that engages in the market of computer-based digital video products.

provided, however, that nothing in this Section 2 shall prevent Stockholder from owning as a passive investment less than 1% of the outstanding shares of the capital stock of a publicly-held Company if (A) such shares are actively traded on an established national securities market in the United States and (B) Stockholder is not otherwise associated directly or indirectly with such corporation or any affiliate of such corporation.

         "Restriction Period" as used herein shall mean the period commencing on the Effective Date (as defined in Section 16 below) and ending on the date that is 12 months from the Effective Date.

         3. NONSOLICITATION. Stockholder further agrees that Stockholder will not:

                  (a) personally or through others, encourage, induce, attempt to induce, solicit or attempt to solicit (on Stockholder's own behalf or on behalf of any other person or entity) during the Restriction Period any employee of the Company, Parent or any of Parent's subsidiaries to leave his or her employment with the Company, Parent or any of Parent's subsidiaries;

                  (b) employ, or permit any entity over which Stockholder exercises voting control to employ, during the Restriction Period any person who shall have voluntarily terminated his or her employment with the Company, Parent or any of Parent's subsidiaries; or

                  (c) personally or through others, interfere or attempt to interfere with the relationship of the Company, Parent or any of Parent's subsidiaries with any person or entity that is a customer or client of the Company, Parent or any of Parent's subsidiaries.

         4. SPECIFIC PERFORMANCE. Stockholder agrees that in the event of any breach by Stockholder of any covenant, obligation or other provision contained in this Noncompetition Agreement, Parent and the Company shall be entitled (in addition to any other remedy that may be available to them including but not limited to a claim for damages based on the stock and cash consideration paid to Stockholder by Parent) to the extent permitted by applicable law (a) a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

         5. NON-EXCLUSIVITY. The rights and remedies of Parent and the Company hereunder are not exclusive of or limited by any other rights or remedies which Parent or the Company may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent and the Company hereunder, and the obligations and liabilities of Stockholder hereunder, are in addition to their respective rights, remedies, obligations and liabilities under the law of unfair competition, misappropriation of trade secrets and the like.

         This Noncompetition Agreement does not limit Stockholder's obligations or the rights of Parent or the Company (or any affiliate or Parent or the Company) under the terms of any other agreement between Stockholder and Parent or the Company or any affiliate of Parent or the Company.

         6. NOTICES. Any notice or other communication required or permitted to be delivered to Stockholder, the Company or Parent under this Noncompetition Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice delivered in accordance with this Section 6):

                  if to Parent:      Pinnacle Systems, Inc.
                                     280 N. Bernardo Ave.
                                     Mountain View, CA 94043
                                     Attention: Chief Financial Officer
                                     Facsimile No.: (650) 237-1601

                  With a copy to:    Wilson Sonsini Goodrich & Rosati
                                     650 Page Mill Road
                                     Palo Alto, California 94304
                                     Attn: Robert P. Latta, Esq./
                                           Chris F. Fennell, Esq.

                  if to Stockholder: At the address provided on Signature Page.

                  With a copy to:    Cooley Godward LLP
                                     Five Palo Alto Square
                                     Palo Alto, CA  94306
                                     Attn: Lee F. Benton, Esq./
                                           Julia L. Davison, Esq.

         7. SEVERABILITY. If any provision of this Noncompetition Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) such invalidity of enforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Noncompetition Agreement. Each provision of this Noncompetition Agreement is separable from every other provision of this Noncompetition Agreement, and each part of each provision of this Noncompetition Agreement is separable from every other part of such provision.

         8. GOVERNING LAW. This Noncompetition Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of California (without giving effect to principles of conflicts of laws).

         9. WAIVER. No failure on the part of Parent or the Company to exercise any power, right, privilege or remedy under this Noncompetition Agreement, and no delay on the part of Parent or the Company in exercising any power, right, privilege or remedy under this Noncompetition Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither Parent nor the Company shall be deemed to have waived any claim arising out of this Noncompetition Agreement, or any power, right, privilege or remedy under this Noncompetition Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

         10. CAPTIONS. The captions contained in this Noncompetition Agreement are for convenience of reference only, shall not be deemed to be a part of this Noncompetition Agreement and shall not be referred to in connection with the construction or interpretation of this Noncompetition Agreement.

         11. FURTHER ASSURANCES. Stockholder shall execute and/or cause to be delivered to the Company and Parent such instruments and other documents and shall take such other actions as Company and Parent may reasonably request to effectuate the intent and purposes of this Noncompetition Agreement.

         12. ENTIRE AGREEMENT. This Noncompetition Agreement, the Merger Agreement, and the other agreements referred to herein and therein set forth the entire understanding of Stockholder, the Company and Parent relating to the subject matter hereof and thereof and supersede all prior agreements and understandings between any of such parties relating to the subject matter hereof and thereof.

         13. AMENDMENTS. This Noncompetition Agreement may not be amended, modified, altered, or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Stockholder.

         14. ASSIGNMENT. This Noncompetition Agreement and all obligations hereunder are personal to Stockholder and may not be transferred or assigned by Stockholder at any time. Parent may assign its rights under this Noncompetition Agreement to any entity in connection with any sale or transfer of all or substantially all of Parent's assets to such entity.

         15. BINDING NATURE. This Noncompetition Agreement will be binding upon Stockholder and Stockholder's representatives, executors, administrators, estate, heirs, successors and assigns, and will inure to the benefit of Parent and the Company and their respective successors and assigns.

         16. EFFECTIVENESS. This Noncompetition Agreement shall become effective upon the Closing, as defined in the Merger Agreement (the "Effective Date"), and, if the Closing does not occur prior to May 31, 1999, this Agreement shall immediately terminate and be of no further force or effect.

         IN WITNESS WHEREOF, the undersigned has executed this Noncompetition Agreement as of the date first above written.


                                            ____________________________________
                                            Louis J. Doctor
                                            Address:
                                            Facsimile Number:


                   Signature Page to Noncompetition Agreement

                                   EXHIBIT 2
                                   ---------

                               VOTING AGREEMENTS

                                VOTING AGREEMENT


         This Voting Agreement ("Agreement") is made and entered into as of December 16, 1998 between Pinnacle Systems, Inc., a California corporation ("Parent"), and the undersigned stockholder ("Stockholder") of Truevision, Inc., a Delaware corporation (the "Company").

                                    Recitals

         A. Concurrently with the execution of this Agreement, Parent, the Company, Bernardo Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Level One Merger Sub") and Walsh Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Level One Merger Sub ("Merger Sub", and together with Level One Merger Sub, "Merger Subs") have entered into an Agreement and Plan of Reorganization of even date herewith (the "Merger Agreement") which provides for the merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, shares of Common Stock of the Company will be converted into Common Stock of Parent in the manner set forth in the Merger Agreement.

         B. The Stockholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding Common Stock of the Company as is indicated on the final page of this Agreement (the "Shares").

         C. Parent desires the Stockholder to agree, and the Stockholder is willing to agree, not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of the Company acquired hereafter and prior to the Expiration Date (as defined in Section 1.1 below, except as otherwise permitted hereby), and to vote the Shares and any other such shares of capital stock of the Company so as to facilitate consummation of the Merger.

         NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, the parties agree as follows:

         1.       Agreement to Retain Shares.

                  1.1 Transfer and Encumbrance. Stockholder agrees not to transfer (except as may be specifically required by court order), sell, exchange, pledge or otherwise dispose of or encumber any of the Shares or any New Shares as defined in Section 1.2 below, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date as the Merger Agreement shall be terminated pursuant to Article VII thereof.

                  1.2 Additional Purchases. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

         2. Agreement to Vote Shares. At every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the Stockholders of the Company with respect to any of the following, Stockholder shall vote the Shares and any New Shares: (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger; and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than with Parent and its affiliates and against any liquidation or winding up of the Company (each of the foregoing is hereinafter referred to as an "Opposing Proposal"). Stockholder agrees not to take any actions contrary to Stockholder's obligations under this Agreement.

         3. Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable, with the total number of shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder set forth therein.

         4. Representations, Warranties and Covenants of the Stockholder. Stockholder hereby represents, warrants and covenants to Parent as follows:

                  4.1 Ownership of Shares. Stockholder (i) is the beneficial owner of the Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of the Company other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law); and
(iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

                  4.2 No Proxy Solicitations. Stockholder will not, and will not permit any entity under Stockholder's control to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, except as permitted in accordance with Article V of the Merger Agreement; (ii) initiate a Stockholders' vote or action by written consent of the Company Stockholders with respect to an Opposing Proposal; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Opposing Proposal.

         5. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent and Stockholder, as the case may be, to carry out the intent of this Agreement.

         7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

         8. Miscellaneous.

                  7.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  7.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, either this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

                  7.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                  7.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

                  7.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, fascimile, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

     If to Parent:           Pinnacle Systems, Inc.
                             280 N. Bernardo Avenue
                             Mountain View, CA 94043
                             Attention:  Chief Financial Officer
                             Facsimile Number: (650) 237-1601

     With a copy to:         Wilson Sonsini Goodrich & Rosati
                             650 Page Mill Road
                             Palo Alto, California 94304
                             Attn:  Robert P. Latta, Esq./Chris F. Fennell, Esq.

     If to the Stockholder:  At the address provided on Signature Page

     With a copy to:         Cooley Godward LLP
                             Five Palo Alto Square
                             Palo Alto, CA 94306
                             Attn:   Lee F. Benton, Esq./Julia L. Davidson, Esq.

or to such other address or facsimile numbers as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address or facsimile number shall only be effective upon receipt.

                  7.6 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California.

                  7.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

                  7.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                  7.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.


                   [Balance of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.


                                  PINNACLE SYSTEMS, INC.


                                  By:    /S/ MARK L. SANDERS
                                         ---------------------------------------
                                  Name:  Mark L. Sanders
                                  Title: President and Chief Executive Officer



                                  STOCKHOLDER


                                  /S/ WALTER W. BREGMAN
                                  ----------------------------------------------
                                  Name:  Walter W. Bregman

                                  Stockholder's Address for Notice:

                                  ----------------------------------------------

                                  ----------------------------------------------

                                  ----------------------------------------------
                                  Facsimile Number:

                                  Shares beneficially owned:

                                  63,850            shares of Common Stock
                                  -----------------



                  ***SIGNATURE PAGE FOR VOTING AGREEMENT***

         IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.


                                  PINNACLE SYSTEMS, INC.


                                  By:    /S/ MARK L. SANDERS
                                         ---------------------------------------
                                  Name:  Mark L. Sanders
                                  Title: President and Chief Executive Officer



                                  STOCKHOLDER


                                  /S/ LOUIS J. DOCTOR
                                  ----------------------------------------------
                                  Name:  Louis J. Doctor

                                  Stockholder's Address for Notice:

                                  ----------------------------------------------

                                  ----------------------------------------------

                                  ----------------------------------------------
                                  Facsimile Number:

                                  Shares beneficially owned:

                                  547,768           shares of Common Stock
                                  -----------------



                  ***SIGNATURE PAGE FOR VOTING AGREEMENT***

         IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.


                                  PINNACLE SYSTEMS, INC.


                                  By:    /S/ MARK L. SANDERS
                                     -------------------------------------------
                                  Name:  Mark L. Sanders
                                  Title: President and Chief Executive Officer



                                  STOCKHOLDER


                                  /S/ WILLIAM H. MCALEER
                                  ----------------------------------------------
                                  Name:  William H. McAleer

                                  Stockholder's Address for Notice:

                                  ----------------------------------------------

                                  ----------------------------------------------

                                  ----------------------------------------------
                                  Facsimile Number:

                                  Shares beneficially owned:

                                  17,025            shares of Common Stock
                                  -----------------



                    ***SIGNATURE PAGE FOR VOTING AGREEMENT***

         IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.


                                   PINNACLE SYSTEMS, INC.


                                   By:    /S/ MARK L. SANDERS
                                          --------------------------------------
                                   Name:  Mark L. Sanders
                                   Title: President and Chief Executive Officer



                                   STOCKHOLDER


                                   /S/ KIETH E. SORENSON
                                   ---------------------------------------------
                                   Name: Kieth E. Sorenson

                                   Stockholder's Address for Notice:

                                   ---------------------------------------------

                                   ---------------------------------------------

                                   ---------------------------------------------
                                   Facsimile Number:

                                   Shares beneficially owned:

                                   17,325                 shares of Common Stock
                                   ----------------------


                  ***SIGNATURE PAGE FOR VOTING AGREEMENT***

         IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.


                                 PINNACLE SYSTEMS, INC.


                                 By:    /S/ MARK L. SANDERS
                                        ----------------------------------------
                                 Name:  Mark L. Sanders
                                 Title: President and Chief Executive Officer



                                 STOCKHOLDER


                                 /S/ CONRAD WREDBERG
                                 -----------------------------------------------
                                 Name:  Conrad Wredberg

                                 Stockholder's Address for Notice:

                                 -----------------------------------------------

                                 -----------------------------------------------

                                 -----------------------------------------------
                                 Facsimile Number:

                                 Shares beneficially owned:

                                 22,125                  shares of Common Stock
                                 ----------------------

                  ***SIGNATURE PAGE FOR VOTING AGREEMENT***

         IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.


                                 PINNACLE SYSTEMS, INC.


                                 By:    /S/ MARK L. SANDERS
                                        ----------------------------------------
                                 Name:  Mark L. Sanders
                                 Title: President and Chief Executive Officer



                                 STOCKHOLDER


                                 /S/ R. JOHN CURSON
                                 -----------------------------------------------
                                 Name: R. John Curson

                                 Stockholder's Address for Notice:

                                 -----------------------------------------------

                                 -----------------------------------------------

                                 -----------------------------------------------
                                 Facsimile Number:

                                 Shares beneficially owned:

                                 163,616                  shares of Common Stock
                                 ------------------------


                    ***SIGNATURE PAGE FOR VOTING AGREEMENT***

                                    Exhibit A

                                IRREVOCABLE PROXY


         The undersigned Stockholder of Truevision, Inc., a Delaware corporation ("Company"), hereby irrevocably appoints the directors on the Board of Directors of Pinnacle Systems, Inc., a California corporation ("Parent"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the shares of capital stock of Company beneficially owned by the undersigned, which shares are listed on the final page of this Proxy, and (ii) any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement and Plan of Reorganization dated as of December 16, 1998 (the "Merger Agreement"), among Parent, Bernardo Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Level One Merger Sub"), Walsh Merger Corporation, a Delaware corporation and a wholly-owned subisidary of Level One Merger Sub ("Merger Sub" and together with Level One Merger Sub, "Merger Subs") and Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. (The shares of capital stock of Company referred to in clauses (i) and (ii) above are collectively referred to as the "Shares"). Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked and no subsequent proxies will be given.

         This Proxy is irrevocable, is granted pursuant to the Voting Agreement dated as of December 16, 1998 between Parent and the undersigned Stockholder (the "Voting Agreement"), and is granted in consideration of Parent entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of Company stockholders, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any proposal made in opposition to or competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization of Company with any party other than Parent and its affiliates and against any liquidation or winding up of Company.

         The attorneys and proxies named above may only exercise this Proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the Stockholders of Company and in every written consent in lieu of such meeting, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any merger, consolidation, sale of assets, reorganization or recapitalization of Company with any party other than Parent and its affiliates, and against any liquidation or winding up of Company, and may not exercise this Proxy on any other matter. The undersigned Stockholder may vote the Shares on all other matters.

         Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This Proxy is irrevocable.


Dated:   December 16, 1998


         Signature of Stockholder:          /S/ WALTER W. BREGMAN
                                    --------------------------------------------

         Print Name of Stockholder:   Walter W. Bregman
                                      ------------------------------------------

         Shares beneficially owned:

         63,850                                     shares of Common Stock
         ------------------------------------------



         ***PROXY***

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This Proxy is irrevocable.


Dated:   December 16, 1998


         Signature of Stockholder:          /S/ LOUIS J. DOCTOR
                                    --------------------------------------------

         Print Name of Stockholder:   Louis J. Doctor
                                      ------------------------------------------

         Shares beneficially owned:

         547,768                                    shares of Common Stock
         ------------------------------------------





         ***PROXY***

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This Proxy is irrevocable.


Dated:   December 16, 1998


         Signature of Stockholder:          /S/ WILLIAM H. MCALEER
                                    --------------------------------------------

         Print Name of Stockholder:   William H. McAleer
                                      ------------------------------------------

         Shares beneficially owned:

         17,025                                    shares of Common Stock
         -----------------------------------------




         ***PROXY***

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This Proxy is irrevocable.


Dated:   December 16, 1998


         Signature of Stockholder:          /S/ KIETH E. SORENSON
                                    --------------------------------------------

         Print Name of Stockholder:   Kieth E. Sorenson
                                      ------------------------------------------

         Shares beneficially owned:

         17,325                                  shares of Common Stock
         ---------------------------------------



***PROXY***

         Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This Proxy is irrevocable.


Dated:   December 16, 1998


         Signature of Stockholder:          /S/ CONRAD WREDBERG
                                    --------------------------------------------

         Print Name of Stockholder:   Conrad Wredberg
                                      ------------------------------------------

         Shares beneficially owned:

         22,125                                    shares of Common Stock
         ----------------------------------------




         ***PROXY***

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This Proxy is irrevocable.


Dated:   December 16, 1998


         Signature of Stockholder:          /S/ R. JOHN CURSON
                                    --------------------------------------------

         Print Name of Stockholder:   R. John Curson
                                      ------------------------------------------

         Shares beneficially owned:

         163,616                                      shares of Common Stock
         -------------------------------------------




***PROXY***